                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                       Frontier Adjusters of America, Inc.
       -------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)


                                    359050101
       -------------------------------------------------------------------
                                 (CUSIP Number)

                               David M. Schneider
                               Chief Legal Officer
                             6300 Wilson Mills Road
                          Mayfield Village, Ohio 44143
                                 (440) 461-5000
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 1999
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 359050101                         13D                     PAGE 2 OF 5


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Progressive Corporation
         34-0963169

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             -0-
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            -0-
PERSON WITH                        10       SHARED DISPOSITIVE POWER
                                                     -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     -0-


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     0.0%

14       TYPE OF REPORTING PERSON

                                                     CO

CUSIP NO. 359050101                       13D                        PAGE 3 OF 5


           This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to the shares of Common Stock, par value $.01 per share (the "Common Shares"), of Frontier Adjusters of America, Inc., an Arizona corporation (the "Issuer"). This Amendment No. 3 is filed by The Progressive Corporation, an Ohio corporation ("Progressive") and amends Items 2, 4, 5, 6 and 7 (as they relate to Progressive) of the Statement on Schedule 13D (the "Initial Schedule 13D"), filed jointly with the Securities and Exchange Commission by Progressive and United Financial Adjusting Company, an Ohio corporation ("UFAC"), and amended by Amendment No. 1 filed on May 4, 1999 ("Amendment No. 1") and Amendment No. 2 filed on July 7, 1999 ("Amendment No. 2").

 ITEM 2.          IDENTITY AND BACKGROUND.

                  This statement is filed by Progressive. The principal business and office address of Progressive is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

                  Progressive is an insurance holding company whose insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States.

                  Set forth in Appendix A hereto are the names, residence or business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Progressive. Each such person is a citizen of the United States.

                  During the last five years, neither Progressive nor any of the persons named in Appendix A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As previously reported on Amendment No. 2, UFAC owns 5,258,513 Common Shares, which constituted 58.7% of the outstanding Common Shares as of the date of Amendment No. 2. Pursuant to a Contribution Agreement dated October 1, 1999 (the "Contribution Agreement") between Progressive and Netrex LLC, a New York limited liability company ("Netrex"), on November 5, 1999 (i) Progressive contributed (the "Contribution") all of the common stock of UFAC to Netrex Holdings L.L.C., a newly-formed Delaware limited liability company ("Netrex Holdings"), in exchange for 51.3% of the outstanding units of Netrex Holdings, and (ii) Netrex was issued the remaining outstanding units of Netrex Holdings. As a result of the Contribution, UFAC was transferred from a wholly owned subsidiary of Progressive to a wholly owned subsidiary of Netrex Holdings. Netrex Holdings is governed by an Operating Agreement dated November 5, 1999 (the "Operating Agreement") between Progressive and Netrex, pursuant to which the business operations and affairs of Netrex Holdings is managed by Netrex Corp., a New York corporation ("Netrex Corp."). Netrex Corp. is an affiliate of Netrex and not of Progressive, and may only be removed as manager of Netrex Holdings by unanimous consent of all of the members of Netrex Holdings. The foregoing summary of certain terms of the Contribution Agreement and the Operating Agreement is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibits to this Amendment No. 3.

                  Prior to the closing of the transactions contemplated by the Contribution Agreement, Charles B. Chokel and Dane A. Shrallow resigned as directors of the Issuer. In connection with the

CUSIP NO. 359050101                         13D                      PAGE 4 OF 5

closing of such transactions, Peter B. Lewis and Janet A. Dolohanty resigned as directors of UFAC, and Kathleen M. Cerny, Christopher S. Dyer, Ms. Dolohanty and David M. Schneider resigned as officers of UFAC. All such persons are officers or employees of Progressive Casualty Insurance Company, a wholly-owned subsidiary of Progressive, and as of the date hereof, no officer or employee of Progressive or its affiliates is an officer or director of the Issuer or UFAC. Netrex Corp., as the sole manager of Netrex Holdings, which is the owner of all of the outstanding capital stock of UFAC following the Contribution, has the power, directly or indirectly, to fill the vacancies created by the resignations described above.

                  Except as described herein, Progressive does not have any current plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's articles of incorporation or code of regulations, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

           (a) As a result of the transactions contemplated by the Contribution Agreement, Progressive is no longer deemed to beneficially own any Common Shares.

           (b) As a result of the transactions contemplated by the Contribution Agreement, Progressive is not able to direct the vote or disposition of, and does not share the power to direct the vote or disposition of, any Common Shares.

           (c) Except as described herein, neither Progressive nor any of the persons identified in Appendix A have effected any transaction in the Common Shares in the past 60 days.

           (d) Not applicable.

           (e) On November 5, 1999, Progressive ceased to be the beneficial owner of more than five percent of the outstanding Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  All of the information regarding the Contribution Agreement and the Operating Agreement set forth in Item 4 of this Amendment No. 3 is incorporated in this Section 6 by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         A.       Contribution Agreement

         B.       Operating Agreement

CUSIP NO. 359050101                    13D                          PAGE 5 OF 5

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE PROGRESSIVE CORPORATION


                                        By: /s/ David M. Schneider
                                           ------------------------------------
                                        Name:    David M. Schneider
                                        Title:   Secretary



Dated as of  November 17, 1999

                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSONS

                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of The Progressive Corporation ("Progressive").

                                                            Principal Occupation or Employment and Name, Principal
                                                            Business and Address of Organization
Name and Business Address                                   in which Employment is Conducted (1)
-------------------------                                   -------------------------------------

A.       DIRECTORS OF PROGRESSIVE

Peter B. Lewis(2)......................................     Chairman of the Board, President, Chief Executive
                                                            Officer--Insurance Operations and a director of
                                                            Progressive;  Chairman of the Board, President, Chief
                                                            Executive Officer and a director of Progressive
                                                            Casualty Insurance Company, the principal subsidiary
                                                            of Progressive

Milton N. Allen........................................     Director of various companies
12 Lieutenant River Lane
Old Lyme, Connecticut 06371-2308

B. Charles Ames........................................     Principal, Clayton, Dubilier & Rice, Inc., New York,
25700 Science Park                                          New York (investment banking)
Landmark Center, Suite 180
Beachwood, Ohio 44122-7312

James E. Bennett III...................................     Senior Executive Vice President, KeyCorp, Cleveland
127 Public Square, 55th Floor                               Ohio (banking)
Cleveland, Ohio 44114

Charles B. Chokel(2)...................................     Chief Executive Officer--Investments and Capital
                                                            Management and a Director of Progressive

Charles A. Davis.......................................     President and Chief Executive Officer, Marsh &
20 Horse Neck Lane                                          McLennan Capital, Inc. (global private equity firm);
Greenwich, Connecticut 06830                                Vice Chairman of Marsh & McLennan Companies, Inc.
                                                            (diversified financial services holding company)

Stephen R. Hardis......................................     Chairman of the Board and Chief Executive Officer of
Eaton Center                                                Eaton Corporation, Cleveland, Ohio (manufacturing)
1111 Superior Avenue
Cleveland, Ohio 44114-2507

Janet Hill.............................................     President, Staubach Alexander Hill, LLC, Washington,
400 C Street, NW                                            D.C. (commercial real estate consulting) and Vice
Washington, D.C. 20002                                      President, Alexander & Associates, Inc., Washington,
                                                            D.C. (management consulting)



----------------------------------------------------------------------------------------------------------------
1        The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2        The business address of each such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.



                                                            Principal Occupation or Employment and Name, Principal
                                                            Business and Address of Organization
Name and Business Address                                   in which Employment is Conducted (1)
-------------------------                                   -------------------------------------

Norman S. Matthews.....................................     Consultant,  New York, New York
650 Madison Avenue
23rd Floor
New York, New York 10022-1004

Donald B. Shackelford..................................     Chairman of the Board, Fifth Third Bank of Central
21 East Broad Street                                        Ohio, Columbus, Ohio (commercial bank)
Columbus, Ohio 43215-3403

Paul B. Sigler.........................................     Henry Ford II Professor, Yale University and
260 Whitney Avenue/JWG 423                                  Investigator in the Howard Hughes Medical Institute,
P.O. Box 208114                                             New Haven, Connecticut
New Haven, Connecticut 06520-8114

B.       EXECUTIVE OFFICERS OF PROGRESSIVE

Peter B. Lewis(2)......................................     See Section A. above

Alan R. Bauer(2).......................................     Internet Distribution Leader

Charles B. Chokel(2)...................................     See Section A. above

W. Thomas Forrester, II(2).............................     Chief Financial Officer and Treasurer

Moira G. Lardakis(2)...................................     Chief Communications Officer

Daniel R. Lewis(2).....................................     Independent Agent Distribution Leader

Robert J. McMillan(2)..................................     Direct Distribution Leader

Brian J. Passell(2)....................................     Chief Claim Officer

Glenn M. Renwick(2)....................................     Chief Information Officer

David L. Roush(2)......................................     Strategic Alliance Distribution Leader

David M. Schneider(2)..................................     Chief Legal Officer and Secretary

Tiona M. Thompson(2)...................................     Chief Human Resources Officer

Robert T. Williams(2)..................................     Process Leader-Product





----------------------------------------------------------------------------------------------------------
1        The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2        The business address of each such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.


                                                                       EXHIBIT A

--------------------------------------------------------------------------------

                             CONTRIBUTION AGREEMENT





                                 BY AND BETWEEN

                           THE PROGRESSIVE CORPORATION

                                       AND

                                   NETREX LLC





                           Dated as of October 1, 1999

--------------------------------------------------------------------------------

         CONTRIBUTION AGREEMENT, dated as of October 1, 1999, by and between The Progressive Corporation, an Ohio corporation ("Progressive"), and Netrex LLC, a New York limited liability company ("Netrex").


                              W I T N E S S E T H:

         WHEREAS, Progressive and Netrex wish to establish a separate business entity which will own and operate United Financial Adjusting Company ("UFAC"), an Ohio corporation and a wholly-owned subsidiary of Progressive, and Progressive Vehicle Inspection Services, Inc. ("PVIS"), a California corporation and a majority-owned subsidiary of Progressive; and

         WHEREAS, in furtherance thereof, simultaneous with the closing of the transactions contemplated by this Agreement, Progressive and Netrex will form a Delaware limited liability company, Netrex Holdings L.L.C. ("LLC"); and

         WHEREAS, Progressive desires to contribute to LLC all of the common stock of UFAC and all of its equity interest in PVIS, which equity interest will be dividended to Progressive by UFAC prior to the closing of the transactions contemplated by this Agreement, and Netrex desires to contribute to LLC $810,000, all as more specifically provided herein; and

         WHEREAS, in connection with, and simultaneous with the formation of LLC, the parties intend that Progressive and Netrex will enter into certain ancillary agreements with LLC, all as more specifically provided herein.

         NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                             ARTICLE 1. DEFINITIONS

         SECTION 1.1 SPECIFIC DEFINITIONS. In addition to the other definitions contained in Section 1.2, the following terms will, when used in this Agreement, have the following respective meanings:

         "AFFILIATES" shall mean, with respect to any Person, any Persons directly or indirectly through one or more Subsidiaries controlling or controlled by, or under common control with, such other Person at any time during the period for which the determination of affiliation is being made; it being understood that none of Netrex, Progressive or any of their respective Affiliates shall be considered Affiliates under this Agreement simply by virtue of this Agreement, the LLC Certificate, the LLC Agreement, the Ancillary Agreements or any other agreements entered into in connection with the transactions contemplated by this Agreement. For purposes of this definition, the term "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

         "AGREEMENT" shall mean this Contribution Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

         "ANCILLARY AGREEMENTS" shall mean the Transitional Services Agreement, the UFAC Lease, the Put Agreement, the Supplemental Put Agreement and the Escrow Agreement, each substantially in the forms attached hereto as Exhibits A, B, C, D and E respectively.

         "BUSINESS DAY" shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

         "CLAIM NOTICE" shall have the meaning set forth in Section 9.4.

         "CLOSING" shall mean the closing of the Transaction.

         "CLOSING DATE" shall mean November 5, 1999 or such other date as shall be agreed by Progressive and Netrex.

         "CODE" shall mean the Internal Revenue Code of 1986, as amended.

         "CONTRACTS" shall mean all leases, including, without limitation, real property leases and personal property leases, contracts, agreements, indentures, promissory notes, guarantees, licenses, arrangements, commitments and understandings of any kind, whether written or oral, to which a Person is a party or by which such Person or any of its assets may be bound, and all rights arising under any of them.

         "DAMAGES" shall mean losses, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, deficiencies, Taxes and reasonable expenses and costs, including reasonable attorneys' and auditors' fees (and any reasonable expert's fees).

         "EASTMARK TRANSFER" shall mean the Transfer to Progressive or one of its Affiliates of the Eastmark building, currently owned by UFAC, and the mortgage attached thereto.

         "ENCUMBRANCES" shall mean liens, charges, encumbrances, security interests, options or any other restrictions, claims or third party rights.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA AFFILIATE" shall mean all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control and all other entities which, together with UFAC, are treated as a single employer under any or all of Sections 414(b), (c), (m), (n) or (o) or the Code on the date of this Agreement or the Closing Date or at any time during the period of five years ending on the Closing Date, but excluding UFAC Subsidiaries.

         "ESCROW AGREEMENT" shall mean the agreement, dated as of the Closing Date, by and among Netrex, Progressive and First Union National Bank.

         "FRONTIER" shall mean Frontier Adjusters of America Inc., a Subsidiary of UFAC.

         "FURNITURE TRANSFER" shall mean the Transfer of the UFAC Furniture to UFAC.

         "GAAP" shall mean United States generally accepted accounting principles consistently applied.

         "GOVERNMENTAL AUTHORITY" shall mean any federal, state, municipal or other governmental authority, department, commission, board, agency or instrumentality.

         "GOVERNMENTAL AUTHORIZATIONS" shall mean, with respect to a business, all licenses, permits, certificates and other authorizations and approvals required under applicable Law to carry on such business as conducted as of the Closing.

         "GUARANTY" shall have the meaning set forth in the Put Agreement.

         "GOVERNMENTAL ENTITY" shall mean any local, state, federal, national, provincial, regional or other government, including all of their respective branches, departments, agencies, courts, instrumentalities or other subdivisions.

         "INDEMNIFIED PARTIES" shall mean the Progressive Group Members and the Netrex Group Members.

         "INDEMNITEE" shall have the meaning set forth in Section 9.4.

         "INDEMNITOR" shall have the meaning set forth in Section 9.4.

         "INTERCOMPANY LIABILITY" shall have the meaning set forth in Section
5.8.

         "KNOWLEDGE" or any similar phrase shall mean, (i) in the case of Netrex, the collective actual knowledge of key management of Netrex prior to the Closing and (ii) in the case of Progressive, the collective actual knowledge of Charles B. Chokel and W. Thomas Forrester prior to the Closing.

         "LAW" shall mean any law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree promulgated or issued by any Governmental Entity.

         "LLC" shall have the meaning set forth in the Recitals.

         "LLC AGREEMENT" shall mean the Operating Agreement of LLC, substantially in the form attached hereto as Exhibit F.

         "LLC CERTIFICATE" shall mean the Certificate of Formation of LLC, substantially in the form attached hereto as Exhibit G.

         "MATERIAL ADVERSE CHANGE" shall mean, with respect to a business, any change, effect, event, occurrence or state of facts that is, or would reasonably be likely to be, materially adverse to such business, or to its respective properties, assets, liabilities, results of operations or financial condition.

         "NETREX" shall have the meaning set forth in the Preamble.

         "NETREX GROUP MEMBER" shall mean each of Netrex and its Affiliates and their directors, officers, employees, agents and their respective successors and assigns, and UFAC and its Subsidiaries (as constituted after the Closing).

         "ORDINARY COURSE OF BUSINESS" shall mean, with respect to a business, the conduct of such business in accordance with the customs, practices and procedures of such business.

         "PERSON" shall mean any individual, corporation, partnership, limited liability company, trust, association or other entity or organization.

         "PLAN" shall have the meaning set forth in Section 5.11.

         "PROGRESSIVE" shall have the meaning set forth in the Preamble.

         "PROGRESSIVE GROUP MEMBER" shall mean each of Progressive and its Affiliates and their directors, officers, employees, agents and their respective successors and assigns.

         "PROGRESSIVE TAX ENTITY" shall mean any of Progressive or UFAC (excluding UFAC's Subsidiaries), as the context requires.

         "PUT AGREEMENT" shall mean the agreement, dated as of the Closing Date, by and between Progressive and Netrex, pursuant to which Progressive may, under certain circumstances, compel Netrex to purchase its membership interest in LLC, substantially in the form attached hereto as Exhibit C.

         "PVIS" shall have the meaning set forth in the Recitals.

         "PVIS STOCK" shall mean 50.1% of the outstanding shares of common stock of PVIS.

         "SUBSIDIARY" shall mean (a) in the case of Progressive, Netrex, UFAC or PVIS (i) any corporation in an unbroken chain of corporations beginning with Progressive, Netrex, UFAC or PVIS, as the case may be, if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, or (ii) any partnership, corporation, limited liability company, branch or similar entity that is required by GAAP to be consolidated by Progressive or Netrex or UFAC or PVIS, as the case may be; it being understood that for purposes of this Agreement, LLC shall not be deemed to be a Subsidiary of Progressive or Netrex, or any of their respective Affiliates, following the Closing simply by virtue of this Agreement, the LLC Certificate, the LLC Agreement or any Ancillary Agreement; and (b) in the case of LLC, any partnership, corporation, limited liability company, branch or similar entity that is required by GAAP to be consolidated by LLC.

         "SUPPLEMENTAL PUT AGREEMENT" shall mean the agreement, dated as of the Closing Date, by and between Progressive and Netrex, pursuant to which Progressive may, under certain circumstances, compel Netrex to purchase its membership interest in LLC, substantially in the form attached hereto as Exhibit D.

         "SYSTEMS" shall mean equipment which uses, includes or relies on date-dependent chips or other technology, systems, software, data or databases.

         "TAX RETURN" shall mean any reports, declaration, report, claim for fraud, or information returns or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

         "TAXES" shall mean all taxes imposed by any Governmental Entity anywhere in the world, including income, gross receipts, windfall profits, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

         "TRANSACTION" shall mean collectively (i) the contribution by Progressive of the Transferred Progressive Assets to LLC, and (ii) the contribution by Netrex of the Transferred Netrex Asset to LLC.

         "TRANSFER" shall mean sell, assign, transfer, pledge, encumber, hypothecate, dispose or convey, directly or indirectly, whether in one transaction or a series of related transactions.

         "TRANSFERRED PROGRESSIVE ASSETS" shall have the meaning set forth in
Section 2. 1.

         "TRANSFERRED NETREX ASSET" shall have the meaning set forth in Section
3. 1.

         "TRANSITIONAL SERVICES AGREEMENT" shall mean the agreement, dated as of the Closing Date, by and between Progressive and Netrex, pursuant to which Progressive shall continue to provide certain administrative support services and use of central processing equipment to UFAC and PVIS and their respective Subsidiaries.

         "UFAC" shall have the meaning set forth in the Recitals.

         "UFAC COMMON STOCK" shall have the meaning set forth in Section 5.3.

         "UFAC FURNITURE" shall mean the furniture, fixtures and equipment, and computer hardware and software used exclusively by UFAC personnel but which, before the Transfer of the UFAC Furniture, was owned by, and was recorded on the accounting records of, Progressive or one of its Affiliates (other than UFAC and its Subsidiaries).

         "UFAC FURNITURE TRANSFER" shall mean the Transfer of the UFAC Furniture to UFAC.

         "UFAC LEASE" shall mean the lease, dated as of the Closing Date, by and between Progressive or one of its Affiliates and UFAC with respect to office space in the 747 Alpha Building and certain other Progressive facilities utilized by UFAC personnel.

         "UFAC MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on the businesses, properties, assets, liabilities, results of operations or financial condition of UFAC and its Subsidiaries, taken as a whole.

         "UFAC NET BOOK VALUE" shall mean the net book value (as determined in accordance with GAAP) of UFAC, adjusted for the following: (a) excluding its investments in its Subsidiaries; (b) excluding the assets and liabilities transferred in the Eastmark Transfer; and (c) valuing certain assets and liabilities and otherwise providing for "true-ups" of accrued vacation and bonuses as set forth in a series of internal memos attached hereto as Statement 1.

         "UFAC STOCK" shall mean 100% of the outstanding shares of common stock of UFAC.

         "UFAC SUBSIDIARIES" shall mean the Subsidiaries of UFAC.

         SECTION 1.2 INTERPRETATION.

         (a) the words "hereof," "herein," and "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

         (b) references to "Article" or "Section" are to the respective Articles and Sections of this Agreement, and references to "Exhibit" or "Schedule" are to the respective Exhibits and Schedules annexed hereto;

         (c) references to a "party" means a party to this Agreement and includes references to such party's successors and assigns;

         (d) the terms "Dollars" and "$" shall mean United States dollars;

         (e) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

         (f) the masculine pronoun includes the feminine and the neuter, and visa versa, as appropriate in the context;

         (g) wherever the word "include," "includes," or "including" is used in this Agreement, it will be deemed to be followed by the words "without limitation" unless clearly indicated otherwise; and

         (h) the word "or" shall not be deemed to be exclusive but shall be interpreted as "and/or"


                      ARTICLE 2. PROGRESSIVE CONTRIBUTION

         SECTION 2.1 TRANSFER OF STOCK. On the terms and subject to the conditions set forth herein, at the Closing, Progressive shall convey, transfer, assign and deliver to LLC all of Progressive's respective right, title and interest in and to the UFAC Stock and the PVIS Stock (the "Transferred Progressive Assets"), free and clear of all Encumbrances, other than a Shareholder Agreement by and among UFAC and IVM Holdings, Inc.

         SECTION 2.2 DELIVERIES BY PROGRESSIVE. At the Closing, Progressive shall deliver, or cause to be delivered, to LLC the following, in each case in form and substance reasonably acceptable to Netrex:

         (a) appropriate documents of transfer, transferring to LLC the Transferred Progressive Assets; and

         (b) the certificates or other documents to be delivered pursuant to
Article 8.


                         ARTICLE 3. NETREX CONTRIBUTION

         SECTION 3.1 TRANSFER OF CASH. On the terms and subject to the conditions set forth herein, at the Closing, Netrex shall transfer to LLC $810,000 (the "Transferred Netrex Asset") and shall loan to LLC the amount of $2,790,000, which loan amount shall bear interest at the rate of 5.47% per annum, and shall be contributed to LLC as provided in the LLC Agreement.

         SECTION 3.2 DELIVERIES BY NETREX. At the Closing, Netrex shall deliver, or cause to be delivered, to LLC the certificates and other documents to be delivered pursuant to Article 8, in each case in form and substance reasonably acceptable to Progressive.

              ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF NETREX

         Netrex represents and warrants to Progressive as follows:

         SECTION 4.1 ORGANIZATION. Netrex is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite power and authority, and all necessary permits and licenses, to own and operate its assets and to carry on its business as presently conducted.

         SECTION 4.2 CORPORATE AUTHORIZATION. Netrex has full requisite power and authority to execute and deliver this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Netrex of this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which it is a party have been duly and validly authorized on behalf of Netrex, and no additional corporate or shareholder authorization or consent is or will be required in connection with the execution, delivery and performance by Netrex of this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which it is a party.

         SECTION 4.3 CONSENTS AND APPROVALS. There are no consents, approvals, waivers or authorizations that are required to be obtained by Netrex from, and no notices or filings that are required to be given by Netrex to, or made by Netrex with, any Governmental Entity or other Person, in connection with the execution, delivery and performance by Netrex of this Agreement, the LLC Certificate, the LLC Agreement or any Ancillary Agreement, other than the filing of the LLC Certificate with the Secretary of State of Delaware.

         SECTION 4.4 NONCONTRAVENTION. The execution, delivery and performance by Netrex of this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement, and the consummation by Netrex of the Transaction, do not and will not (i) violate any provisions of the Articles of Organization of Netrex, the Operating Agreement of Netrex or other organizational documents of Netrex or (ii) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Netrex under any Contract or result in the creation of any Encumbrance upon the Transferred Netrex Asset or (iii) violate or result in a breach of or constitute a default under any Law or other restriction of any court or governmental authority to which Netrex is subject, including any Governmental Authorization of the Transaction.

         SECTION 4.5 BINDING EFFECT. This Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which Netrex is a party, when executed and delivered by the other parties thereto, will constitute valid and legally binding obligations of Netrex, enforceable against Netrex in accordance with their respective terms.

         SECTION 4.6 LITIGATION AND CLAIMS.

         (a) There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or, to the Knowledge of Netrex, threatened, against or relating to Netrex in connection with the Transferred Netrex Asset, or with respect to the Transaction.

         (b) The Transferred Netrex Asset is not subject to any order, writ, judgment, award, injunction or decree of any court or governmental or regulatory authority of competent jurisdiction or any arbitrator or arbitrators.

         SECTION 4.7 FINDERS' FEES. There is no investment banker, broker, finder or other intermediary that has been retained by or is or has been authorized to act on behalf of Netrex who might be entitled to any fee or commission from Netrex in connection with the Transaction.

         SECTION 4.8 PVIS OWNERSHIP. Netrex has caused LLC to acquire on the Closing Date for $3,600,000 all of the outstanding shares of PVIS not being contributed by Progressive to LLC on the Closing Date.


            ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF PROGRESSIVE

         Progressive represents and warrants to Netrex as follows:

         SECTION 5.1 ORGANIZATION.

         (a) Progressive is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority, and all necessary permits and licenses, to own and operate its assets, and to carry on its business as presently conducted.

         (b) UFAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own and operate its assets, and to carry on its business as presently conducted.

         SECTION 5.2 CORPORATE AUTHORIZATION. Progressive has full corporate power and authority to execute and deliver this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Progressive of this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which it is a party have been duly and validly authorized on behalf of Progressive, and no additional corporate or shareholder authorization or consent is or will be required in connection with the execution, delivery and performance by Progressive of this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which it is a party.

         SECTION 5.3 CAPITAL STOCK. (a) The entire authorized capital stock of UFAC consists of 1,000 shares of common stock (the "UFAC Common Stock"), 750 of which are issued and outstanding. Progressive holds of record and owns beneficially all of the outstanding shares of UFAC Common Stock and has good and valid title to all such shares. At the Closing Date, the shares of UFAC Common Stock owned by Progressive will be free and clear of all Encumbrances, and will constitute all of the issued and outstanding shares of UFAC Common Stock. Except as set forth in Schedule 5.3.1, no shares of UFAC Common Stock are held in the treasury of UFAC. All of the shares of outstanding UFAC Common Stock have been duly authorized and are validly issued, fully paid and nonassessable.

         (b) The entire authorized capital stock of PVIS consists of 1,000 shares of common stock (the "PVIS Common Stock"), all of which are issued and outstanding. Progressive owns 501 shares of the PVIS Common Stock and has good and valid title to all such shares.

         (c) Except as set forth in Schedule 5.3.2, there are no outstanding or authorized warrants, options, rights (including stock appreciation, phantom stock, profit participation or similar rights and rights to demand registration or to sell in connection with a registration by UFAC under the federal securities laws), calls or other commitments of any nature relating to the shares of Common Stock, and there are no outstanding securities of UFAC that are now or in the future are convertible into or exchangeable for shares of capital stock of UFAC. UFAC is not obligated to issue any shares of the common stock for any purpose, and, except as contemplated hereby, no person has entered into any contract, whether oral or written, or option or any right or privilege (whether pre-emptive or contractual) capable of becoming a contract or option for the purchase, subscription or issuance of any unissued shares or other securities of UFAC. Progressive is not a party to any voting trusts, proxies or other agreements or understandings with respect to the UFAC Common Stock.

         SECTION 5.4  SUBSIDIARIES AND INVESTMENTS.

         (a) Schedule 5.4(a) contains a complete and correct list (i) of UFAC's direct and indirect Subsidiaries, setting forth, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by UFAC and each other of UFAC's Subsidiaries, and (ii) of UFAC's directors and senior officers.

         (b) Each of UFAC's direct and indirect Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own and operate its assets, and to carry on its business as presently conducted.

         (c) Except as set forth in Schedule 5.4(c), all of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in
Schedule 5.4(a) as being owned by UFAC or its Subsidiaries are fully paid and nonassessable and are owned by UFAC or another of its Subsidiaries free and clear of all Encumbrances.

         (d) Except as set forth in Schedule 5.4(d), UFAC is not a party to any voting trusts, proxies or other agreements or understandings with respect to the capital stock of any UFAC Subsidiary.

         (e) Progressive has furnished to Netrex true and correct copies of the charter, by-laws and/or other organizational documents of each of UFAC, PVIS and of UFAC's Subsidiaries, as in effect on the date of this Agreement.

         (f) PVIS has no Subsidiaries.

         SECTION 5.5 CONSENTS AND APPROVALS. Except as set forth on Schedule 5.5, there are no consents, approvals, waivers or authorizations that are required to be obtained by Progressive from, and no notices or filings that are required to be given by Progressive to, or made by Progressive with, any Governmental Entity or other Person, in connection with the execution, delivery and performance by Progressive of this Agreement, the LLC Certificate, the LLC Agreement or any Ancillary Agreement.

         SECTION 5.6 NONCONTRAVENTION. The execution, delivery and performance by Progressive of this Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement, and the consummation by Progressive of the Transaction, do not and will not (i) violate any provision of the certificate of incorporation, by-laws or other organizational documents of Progressive, (ii) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Progressive under, any Contract or result in the creation of any Encumbrance upon the Transferred Progressive Asset or (iii) violate or result in a breach of or constitute a default under any Law or other restriction of any court or governmental authority to which Progressive is subject, including any Governmental Authorization of the Transaction.

         SECTION 5.7 BINDING EFFECT. This Agreement, the LLC Certificate, the LLC Agreement and each Ancillary Agreement to which Progressive is a party, when executed and delivered by the other parties thereto, will constitute valid and legally binding obligations of Progressive, enforceable against Progressive in accordance with their respective terms.

         SECTION 5.8 FINANCIAL STATEMENTS.

         (a) Progressive has delivered to Netrex the unaudited balance sheets of UFAC as of the fiscal years ended December 31, 1997 and 1998, respectively, and unaudited statements of income of UFAC for the fiscal years ended December 31, 1997 and 1998, respectively (such unaudited statements being collectively referred to as the "Financial Statements"). To the

Knowledge of Progressive, the Financial Statements are in accordance with the books and records of UFAC, have been prepared in conformity with UFAC's regular accounting practices and procedures, and on that basis fairly present the financial condition and results of operations of UFAC for the periods presented. Additionally, Progressive has delivered to Netrex the interim unaudited balance sheet of UFAC as of, and statement of income of UFAC for the seven-month period ended, July 31, 1999 (such unaudited statements being collectively referred to as the "Interim Financial Statements"). To the Knowledge of Progressive, the Interim Financial Statements were prepared from the books and records of UFAC, have been prepared in accordance with UFAC's regular accounting practices and procedures, except for the absence of certain footnotes and adjustments and accruals which are normally made at year-end, and on that basis fairly present the financial condition and results of operations of UFAC for the period presented.

         (b) To the Knowledge of Progressive, as of July 31, 1999 UFAC did not have any liabilities or obligations (absolute, accrued, contingent or otherwise, direct or indirect, matured or unmatured, asserted or unasserted) to Progressive or any of Progressive's Subsidiaries (an "Intercompany Liability") which are not disclosed in the Interim Financial Statements.

         (c) The UFAC Net Book Value on the Closing Date will be equal to or greater than $400,000.

         SECTION 5.9 LITIGATION AND CLAIMS.

         (a) Except as set forth in Schedule 5.9(a), to the Knowledge of Progressive, there is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or threatened, against or relating to Progressive, UFAC or UFAC's former or present Subsidiaries (including PVIS), or with respect to the Transaction, other than those that would not be material to the Transaction and would not materially impair or delay Progressive's ability to effect the Closing.

         (b) Except as set forth in Schedule 5.9(b), to the Knowledge of Progressive, the Transferred Progressive Asset is not subject to any order, writ, judgment, award, injunction or decree of any court or governmental or regulatory authority of competent jurisdiction or any arbitrator or arbitrators, other than those that would not be material to the Transaction.

         SECTION 5.10 TAXES. To the Knowledge of Progressive,

         (a) Except as set forth in Schedule 5.10(a), all Taxes owed by, or with respect to, UFAC have been paid or provided for, and on the Closing Date will have been paid or provided for, in a reserve which is adequate for payment of such Taxes.

         (b) Neither the Internal Revenue Service nor any state or local Tax authority is now asserting, or threatening to assert, against any Progressive Tax Entity any deficiency or claim for additional Taxes or any adjustment that could have a UFAC Material Adverse Effect. Amounts required to be withheld by UFAC from employees for income, social security and other payroll Taxes have been collected and withheld, and have either been paid to the appropriate governmental agencies, set aside in accounts for such purpose, or accrued and reserved against in the Interim Financial Statements. UFAC has withheld and paid in a timely manner all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, stockholder or other third party, as the case may be.

         (c) UFAC is not a party to any contract, agreement, plan or arrangement covering any periods that, individually or collectively, could give rise to any amount not being deductible by reason of Section 280G of the Code. UFAC has not availed itself of any Tax amnesty or similar relief in any jurisdiction.

         SECTION 5.11 EMPLOYEE BENEFITS

         (a) The name of each plan, program, arrangement, agreement or commitment sponsored or maintained by or on behalf of UFAC or to which UFAC makes or is obligated to make contributions, which is a pension, profit sharing, savings, thrift or other retirement plan, deferred compensation, stock purchase, stock option, performance share, bonus or other incentive plan, severance pay plan, policy or procedure, life, health, disability or accident insurance plan or other "employee benefit plan" as defined in Section 3(3) of ERISA, which covers employees or former employees of UFAC (all of the foregoing being hereinafter referred to individually as a "Plan" and collectively as the "Plans") is set forth in Schedule 5.11. Netrex acknowledges that Schedule 5.11 does not reference any plans, programs, arrangements, agreements or commitments of the type specified above which may be maintained by PVIS or by Frontier, J&W Software, Inc., or any other Subsidiaries of UFAC and that Progressive is making no representations or warranties about the existence or nature of such plans, programs, arrangements, agreements or commitments.

         (b) Except as provided in the Transitional Services Agreement, Progressive shall, prior to the Closing, take or cause to be taken all action necessary to (i) terminate the participation of UFAC in the Plans, and (ii) terminate the active participation in the Plans of all employees of UFAC (including termination of the rights of such employees to accrue additional service credit and benefits thereunder), with such terminations to be effective in all cases as of the Closing and to apply in respect of all periods on and after the Closing. Except as otherwise expressly provided herein, Progressive shall cause any benefits accrued under the Plans that may be payable to any employees of UFAC who were participants in the Plans to be paid in the manner and at the times specified in, and subject to the provisions and terms of, said Plans, as in effect from time to time, provided that bonus, incentive, vacation and sick pay liabilities shall be allocated as described in Section 5.11(d). Progressive and Netrex agree that, except as provided in Section 5.11(d), neither LLC nor UFAC is adopting any of the Plans and neither LLC nor UFAC is continuing the Plans after the Closing. Progressive agrees to indemnify and hold LLC, UFAC and Netrex harmless from and against any and all liabilities arising under the Plans or relating to the Plans, except as provided in Section 5.11(d) with respect to the bonus, incentive, vacation and sick pay Plans and except to the extent arising from promises, commitments, statements, acts or omissions of Netrex, LLC and/or UFAC.

         (c) To the Knowledge of Progressive, as of the Closing Date, UFAC is entitled to cease its participation in each Plan without default, penalty, premium, or any additional cost to LLC or UFAC (except for normal contributions, benefits and other charges relating to periods prior to the Closing Date), and each such Plan, by its provisions, permits UFAC to amend or terminate, in whole or in part, its participation in such Plan without default, penalty, premium or any additional cost to LLC or UFAC, except as provided above.

         (d) Unless otherwise agreed by Progressive in writing, LLC and UFAC shall be solely responsible for all accumulated bonus, incentive, vacation and sick pay liabilities and liabilities for educational assistance benefits relating to UFAC employees (regardless of whether such liabilities relate to periods before the closing or after) and Netrex agrees to cause LLC and UFAC to indemnify, defend and hold harmless Progressive and its Affiliates from and against any and all claims by such employees for bonus, incentive, vacation and sick pay and educational assistance benefits.

         (e) Progressive shall pay, and bear the cost and expense of, in respect to periods subsequent to the Closing, all short-term and long-term disability benefit payment obligations required to be made under The Progressive Health, Life and Disability Benefits Plan (the "HL&D Plan"), and all life, accidental death and dismemberment, medical, dental and vision coverages required to be provided under the HL&D Plan, in respect to employees and former employees of UFAC who become disabled prior to the Closing and remain disabled immediately after the Closing, for the periods during which such disabilities continue, subject in all cases to the terms and provisions of the HL&D Plan as an effect from time to time.

         (f) Following the Closing and until December 31, 2000, UFAC employees may continue to use any fitness centers located at Progressive facilities in consideration of the same fees charged Progressive employees. Netrex agrees to cause UFAC to be responsible for collecting such fees and remitting them to Progressive monthly upon receipt of an invoice therefor.

         (g) Following the Closing and until December 31, 2000, UFAC employees and their dependents may continue to use Progressive's Health Services Primary Care Centers, provided that such employees pay Progressive's standard co-payments at the time of each visit and that UFAC remits the balance of the total charges to Progressive monthly upon receipt of an invoice therefor.

         SECTION 5.12 COMPLIANCE WITH LAWS. To the Knowledge of Progressive, UFAC's business is, and at the Closing Date will be, conducted in compliance with all applicable Laws, except for failures to comply that would not be material to the Transaction, and, to the Knowledge of Progressive, UFAC has not received any notice alleging any violation under any applicable Law, except for violations that would not be material to the Transaction.

         SECTION 5.13 UNION CONTRACTS. To the Knowledge of Progressive, UFAC is not a party to or bound by any labor agreement, union contract or collective bargaining agreement with respect to any UFAC employees.

         SECTION 5.14 CONTRACTS.

         (a) To the Knowledge of Progressive, Progressive has made available to Netrex copies of all material written Contracts related to UFAC's business and accurate descriptions of all material terms of all material oral Contracts related to such business (collectively, the "Material Contracts").

         (b) To the Knowledge of Progressive, all Material Contracts are in full force and effect and are enforceable against each party thereto in accordance with the express terms thereof. To the Knowledge of Progressive, there does not exist under any Material Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of UFAC or any other party thereto.

         SECTION 5.15 ABSENCE OF CHANGES. Except as set forth in Schedule 5.15, to the Knowledge of Progressive, since July 31, 1999, UFAC has conducted and operated UFAC's business only in the Ordinary Course of Business, and such business has not suffered a Material Adverse Change.

         SECTION 5.16 TITLE TO PROPERTY. To the Knowledge of Progressive, UFAC has, and at the Closing Date will have, good title to, or a valid and binding leasehold interest in, all of its assets or real properties, free and clear of all Encumbrances, except (i) Encumbrances disclosed in the Interim Financial Statements, (ii) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, and (iii) any other Encumbrances that would not, individually or in the aggregate, be material to the Transaction.

         SECTION 5.17 FINDERS' FEES. There is no investment banker, broker, finder or other intermediary that has been retained by or is or has been authorized to act on behalf of Progressive or UFAC who might be entitled to any fee or commission from Progressive or UFAC in connection with the Transaction.

         SECTION 5.18 YEAR 2000. To the Knowledge of Progressive and subject to the following sentence, except to the extent that a failure to comply with the following standards would not cause a Material Adverse Change in UFAC's business, the Systems used by UFAC (excluding UFAC's Subsidiaries) comply with the following standards for Year 2000: (i) the occurrence in or use by the Systems of dates before, on or after January 1, 2000 will not adversely affect the performance of the Systems with respect to date-dependent data, computations, output or other functions, including, without limitation, calculating, comparing and sequencing; (ii) the Systems will not abnormally end or provide invalid or incorrect results as a result of date-dependent data; and
(iii) the Systems can accurately recognize, manage, accommodate and manipulate date-dependent data, including, without limitation, single century formulas and leap years. No representation or warranty is given hereunder with respect to any occurrence(s) in or the use or operation of the Systems after January 31, 2001.

Except for the express representations and warranties made pursuant to this
Article 5, Progressive makes no representation or warranty as to the business, assets, operations, liabilities or financial condition of UFAC or PVIS or the UFAC Subsidiaries, which are being contributed to the LLC "AS IS", or as to any other matter.


                              ARTICLE 6. COVENANTS

         SECTION 6.1 CONDUCT OF BUSINESS. During the period from the date hereof to the Closing Date, except as otherwise specifically contemplated by this Agreement or as Netrex shall otherwise agree in writing, Progressive covenants and agrees that UFAC will (1) continue to conduct its business, maintain its assets and carry on its business practices in the same manner as heretofore, (2) use its best efforts to preserve its business organization intact, will not interfere with or take action that undermines UFAC's efforts to retain the services of its employees and preserve the present business relationships and goodwill of its suppliers and customers and others having business relations with it, (3) pay and perform in all material respects all of its liabilities and obligations as and when due and all contracts and leases to which it is a party in accordance with the terms and provisions thereof and (4) comply in all material respects with all Laws that are applicable to it and its business. In addition, Progressive covenants and agrees that UFAC shall not, and Progressive shall not permit UFAC, PVIS or any UFAC Subsidiary, directly or indirectly, to do any of the following without the express prior written consent of Netrex:

         (a) make or adopt any changes to or otherwise alter its certificate or articles of incorporation, by-laws or any other governing or constitutive documents;

         (b) purchase or enter into any Contract to purchase or lease any real property, other than a lease of a portion of the premises at 747 Alpha Drive, Highland Heights, Ohio, and other facilities owned or leased by Progressive or its Affiliates which are to be occupied by UFAC or its Subsidiaries;

         (c) grant any salary increase or permit any advance to any director, officer or employee, other than in accordance with past practice, or enter into any new, or amend or otherwise alter, any Plan, or any employment or consulting Contract, or any Contract providing for the payment of severance;

         (d) enter into any transaction other than in the normal and ordinary course of business;

         (e) form any subsidiary or issue, grant, sell, redeem, subdivide, combine, change or purchase any of UFAC's or PVIS's any UFAC Subsidiary's capital stock, notes or other securities, whether debt or equity, or make any Contract or commitments to do so;

         (f) merge or consolidate, or agree to merge or consolidate, with or into any other Person or acquire or agree to acquire or be acquired by any Person;

         (g) (i) change any of its methods of accounting in effect as at December 31, 1998, or (ii) make or rescind any express or deemed election relating to Taxes, or change any of its methods of reporting income or deductions for income tax purposes from those employed in the preparation of Tax Returns for the taxable year ended December 31, 1998 except as may be required by applicable Law, the IRS or GAAP; or

         (h) enter into any Contract or other commitment to do any of the foregoing.

         SECTION 6.2 REASONABLE EFFORTS. Progressive and Netrex will cooperate and use their respective commercially reasonable efforts to fulfill the conditions precedent to the other party's obligations hereunder, including securing as promptly as practicable all consents, approvals, waivers and authorizations required in connection with the Transaction.

         SECTION 6.3 FURTHER ASSURANCES. From time to time after the Closing Date (a) Progressive and Netrex shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by the other party and necessary for the other party to satisfy its obligations hereunder or to obtain the benefits of the Transaction and (b) Netrex shall use its commercially reasonable efforts to remove the name "Progressive" from the name of PVIS and of any of UFAC's Subsidiaries as promptly as practical (but not later than sixty
(60) days after the Closing Date). After the Closing Date, neither Netrex, UFAC, PVIS nor any UFAC Subsidiary will use the "Progressive" mark or any confusingly similar mark or any other service mark or trade name or logo owned by Progressive or any of its Affiliates.

         SECTION 6.4 NON-COMPETITION. After the Closing Date, each of Netrex and Progressive shall satisfy, comply with and act in all respects in accordance with all applicable non-competition, non-solicitation and exclusivity provisions contained in the LLC Agreement, the LLC Certificate and in any Ancillary Agreement.

         SECTION 6.5 INTERCOMPANY LIABILITIES. Progressive shall, on or prior to the Closing Date, eliminate all Intercompany Liabilities, including, but not limited to, those listed on Schedule 5.8(b).

         SECTION 6.6 NO BREACH OF REPRESENTATIONS AND WARRANTIES. Neither Progressive nor Netrex will take any action prior to the Closing Date which would cause or constitute a breach, or would, if it had been taken immediately prior to the date hereof have caused or constituted a breach, of any of such party's representations and warranties set forth in this Agreement. Each of Progressive and Netrex will, in the event of and promptly after the occurrence of, or promptly after becoming aware of the occurrence of or the impending or threatened occurrence of, any occurrence or event prior to the Closing Date which would cause or constitute a breach or would, if it had occurred immediately prior to the date hereof, have caused or constituted a breach of any of the representations or warranties set forth in this Agreement, give detailed notice thereof to the other party and use its reasonable efforts to prevent or promptly remedy such breach.

         SECTION 6.7 ACCESS. Netrex and its officers, employees and representatives (including independent public accountants and counsel) will at reasonable times during regular business hours be permitted reasonable access to, and will be permitted to make copies of or abstracts from, all of the books and records, financial and operating data and other information of UFAC and its Subsidiaries, will have reasonable access to the premises and physical properties of UFAC and its Subsidiaries as Netrex deems necessary or advisable for purposes of consummating the transactions contemplated hereby, and will be permitted to discuss the affairs, finances and accounts of UFAC and its Subsidiaries with the directors, officers, employees, counsel, accountants, suppliers and customers of UFAC and its Subsidiaries. Netrex agrees that, prior to the consummation of the Transaction, it shall not disclose, divulge, furnish or make accessible to anyone, other than those of its employees or representatives with a need to know, any information concerning UFAC or its Subsidiaries which is not or does not become commonly known by or available to the general public.

         SECTION 6.8 OTHER FACILITIES. Netrex acknowledges that UFAC also occupies office space in Winter Park, Florida, Memphis, Tennessee and Sacramento, California and that the latter two offices are shared with other Affiliates of Progressive. Progressive shall take the following actions with respect to these locations:

         (i) use reasonable efforts to substitute UFAC for the current named tenant of the Winter Park, Florida office when the lease for that office comes up for renewal on or about November 30, 1999;

         (ii) cause a mutually agreed upon portion of the offices in Memphis and Sacramento to be subleased to UFAC, subject to any required landlord approval, which Progressive shall use reasonable efforts to obtain.

                             ARTICLE 7. TAX MATTERS

         SECTION 7.1 INDEMNIFICATION.

         (a) PROGRESSIVE'S INDEMNIFICATION. Notwithstanding any other provision of this Agreement, Progressive shall indemnify and hold harmless LLC and the Netrex Group Members from, against and in respect of (i) all liabilities for Taxes of UFAC attributable to taxable years and periods ending on or before the Closing Date, except to the extent reserved on the books and records of UFAC as of the Closing Date and used in determining the UFAC Net Book Value as of the Closing Date, (ii) any Taxes imposed with respect to the transfer to the LLC of the Transferred Progressive Asset or any income or gain derived with respect to such transfer for any taxable period, or portion thereof, ended on or before the Closing Date, (iii) any Transfer Taxes for which Progressive is liable in connection with the UFAC Furniture Transfer and the Eastmark Transfer pursuant to Section 7.2.

         (b) NETREX'S INDEMNIFICATION. Netrex shall indemnify and hold harmless the Progressive Group Members from, against and in respect of any Taxes imposed with respect to the Transferred Netrex Asset or any income or gain derived with respect thereto for any taxable period, or portion thereof, ended on or before the Closing Date.

         SECTION 7.2 TRANSFER TAXES. All excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed by any Governmental Entity as a result of the UFAC Furniture Transfer and the Eastmark Transfer, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties ("Transfer Taxes"), and any corresponding refunds, reimbursements or credits received with respect thereto, shall be paid by or to Progressive. Progressive and Netrex shall cooperate in the timely completion and filing of all such Tax Returns and the prompt payment of all Transfer Taxes.


                        ARTICLE 8. CONDITIONS TO CLOSING

         SECTION 8.1 CONDITIONS TO THE OBLIGATIONS OF THE PARTIES. The obligations of the parties to effect the Closing are subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

         (a) NO INJUNCTIONS. No Law prohibiting the consummation of the Transaction shall be in effect on the Closing Date.

         (b) CONSENTS AND APPROVALS. All approvals identified on Schedule 5.5 shall have been obtained.

         SECTION 8.2 CONDITIONS TO THE OBLIGATION OF NETREX. The obligation of Netrex to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Progressive contained herein shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing, as if made as of the Closing (except representations and warranties that are made as of a specific date need be true only as of such date).

         (b) COVENANTS. The covenants and agreements of Progressive to be performed on or prior to the Closing shall have been duly performed in all material respects.

         (c) CERTIFICATES. Netrex shall have received (i) a certificate of an executive officer of Progressive, dated the Closing Date, and certifying to the fulfillment on the part of Progressive of the conditions specified in paragraphs
(a) and (b) above and (ii) such other evidence with respect to the fulfillment of said conditions as Netrex may reasonably request.

         (d) NO CHANGE IN BUSINESS. Between the date of this Agreement and the Closing Date, UFAC, its Subsidiaries or PVIS shall have suffered or experienced a UFAC Material Adverse Effect, and there shall have been delivered to Netrex a certificate from Progressive to such effect.

         (e) ANCILLARY AND GOVERNING AGREEMENTS. Progressive shall have executed and delivered the LLC Certificate, the LLC Agreement and each of the Ancillary Agreements to which it is a party.

         (f) TRANSFERS. The Eastmark Transfer and the Furniture Transfer shall have been consummated.

         (g) DBG Technologies. Progressive shall have transferred or caused to be transferred to UFAC all of the outstanding shares of capital stock of DBG Technologies Corp.

         SECTION 8.3 CONDITIONS TO THE OBLIGATION OF PROGRESSIVE. The obligation of Progressive to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Netrex contained herein shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing, as if made as of the Closing (except that representations and warranties that are made as of a specific date need be true only as of such date).

         (b) COVENANTS. The covenants and agreements of Netrex to be performed on or prior to the Closing shall have been duly performed in all material respects.

         (c) CERTIFICATES. Progressive shall have received (i) a certificate of an executive officer of Netrex, dated the Closing Date, and certifying to the fulfillment on the part of Netrex of the conditions specified in paragraphs (a) and (b) above and (ii) such other evidence with respect to the fulfillment of said conditions as Progressive may reasonably request.

         (d) ANCILLARY AND GOVERNING AGREEMENTS. Netrex shall have executed and delivered the LLC Certificate, the LLC Agreement and each of the Ancillary Agreements to which it is a party, and Michael C. Pascucci and Jocelyn A. Pascucci shall have executed and delivered the Guaranty.



                      ARTICLE 9. SURVIVAL; INDEMNIFICATION

         SECTION 9.1 SURVIVAL OF REPRESENTATIONS. All statements, certifications, indemnifications, representations and warranties made herein by the parties to this Agreement, and their respective obligations to be performed pursuant to the terms hereof, shall survive the Closing; PROVIDED, HOWEVER, that, the representations and warranties made by the parties hereunder (except with respect to the representations and warranties set forth in Sections 5.3,
5.10 and 5.11, which shall survive the Closing for the applicable statute of limitations) shall terminate on the date one year after the Closing Date, except to the extent a party gives written notice to the other party of any breach thereof on or before such date (which notice shall identify the Section of this Agreement alleged to have been breached and a reasonable description of the breach and of all material facts relating thereto then known by the party providing such notice), and then only with respect to the matters described in such notice.

         SECTION 9.2 INDEMNIFICATION BY PROGRESSIVE. Progressive shall indemnify and hold harmless any Netrex Group Member from and against any and all Damages incurred by such Netrex Group Member arising from, or in connection with:

         (a) any failure by Progressive to perform any of its covenants or other obligations herein or in any document executed in connection with this Agreement, including, without limitation, the Ancillary Agreements;

         (b) any breach of any representation or warranty of Progressive contained or referred to herein or in any Schedule, certificate, exhibit or other instrument delivered by or on behalf of Progressive pursuant to this Agreement;

         (c) the allegation in writing by any third party of the existence of any liability, obligation, lease, agreement, contract, other commitment or state of facts which, if such allegation were true, would constitute a breach by Progressive of any representation or warranty of Progressive contained or referred to herein or in any Schedule, certificate, exhibit or other instrument delivered by or on behalf of Progressive pursuant to this Agreement; and

         (d) the tax matters set forth in Section 7.1(a).

Notwithstanding the foregoing, no claim for indemnification shall be made against Progressive hereunder or with respect to the transactions provided for herein unless the aggregate amount of any claims exceeds ($25,000) (the "Indemnity Threshold"), and then only to the extent that such claims exceed the Indemnity Threshold in the aggregate.

         SECTION 9.3 INDEMNIFICATION BY NETREX. Netrex shall indemnify and hold harmless any Progressive Group Member from and against any and all Damages incurred by such Progressive Group Member arising from, or in connection with:

         (a) any failure by Netrex to perform any of its covenants or other obligations herein or in any other document executed in connection with this Agreement, including, without limitation, the Ancillary Agreements;

         (b) any breach of any representation or warranty of Netrex contained or referred to herein or in any Schedule, certificate, exhibit or other instrument delivered by or on behalf of Netrex pursuant to this Agreement;

         (c) the allegation in writing by any third party of the existence of any liability, obligation, lease, agreement, contract, other commitment or state of facts which, if such allegation were true, would constitute a breach by Netrex of any representation or warranty of Netrex contained or referred to herein or in any Schedule, certificate, exhibit or other instrument delivered by or on behalf of Netrex pursuant to this Agreement; and

         (d) the tax matters set forth in Section 7.1(b).

Notwithstanding the foregoing, no claim for indemnification shall be made against Netrex hereunder or with respect to the transactions provided for herein unless the aggregate amount of any claims exceeds the Indemnity Threshold, and then only to the extent that such claims exceed the Indemnity Threshold in the aggregate.

         SECTION 9.4 NOTICE OF CLAIMS. Any Netrex Group Member or Progressive Group Member seeking indemnification hereunder (an "Indemnitee") shall give to the party or parties obligated to provide indemnification to such Indemnitee (an "Indemnitor") a notice ("Claim Notice") describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based.

         SECTION 9.5 THIRD PARTY CLAIMS.

         (a) Subject to paragraph (b) below, in the case of any third party claim, action or suit as to which indemnification is sought by an Indemnitee, the Indemnitor shall have 15 business days after receipt of the notice referred to in Section 9.4 to notify the Indemnitee that it elects to conduct and control such action or suit. If the Indemnitor does not give the foregoing notice, the Indemnitee shall have the right to defend, contest, settle or compromise such action or suit in the exercise of its exclusive but reasonable discretion, and the Indemnitor shall, upon request from any Indemnitee, promptly pay to such Indemnitee in accordance with the other terms of this

Article 9 the amount of any Damages. If the Indemnitor gives the foregoing notice, the Indemnitor shall have the right to undertake, conduct and control, through counsel of its own choosing and at the sole expense of the Indemnitor, the conduct and settlement of such action or suit, and the Indemnitee shall cooperate with the Indemnitor in connection therewith; provided, that (x) the Indemnitor shall permit the Indemnitee to participate in such conduct or settlement through counsel chosen by the Indemnitee, but the fees and expenses of such counsel shall be borne by the Indemnitee and (y) the Indemnitor shall agree promptly to reimburse the Indemnitee for the full amount of any Damages resulting from such action or suit, except fees and expenses of counsel for the Indemnitee incurred after the assumption of the conduct and control of such action or suit by the Indemnitor and (z) the Indemnitor may not settle any such action or suit if the Indemnitor would not be fully liable for all Damages resulting from such action or suit. So long as the Indemnitor is contesting any such action or suit in good faith, the Indemnitee shall not pay or settle any such action or suit or make any statement or take any action that would prejudice the right or ability of the Indemnitor to defend or settle such action or suit or that would effect the amount of Damages relating thereto.

         (b) In the case of any third party claim, action or suit as to which indemnification is sought by an Indemnitee which involves a claim for Damages other than money Damages together with money Damages or involves a claim solely for such other Damages and, in either case, could have a continuing and material effect on the business of the Indemnitee, the Indemnitee shall have the right to conduct and control, through counsel of its choosing, such claim, action or suit. The Indemnitee shall permit the Indemnitor to participate in the defense of any such action or suit through counsel chosen by it, provided that the fees and expenses of such counsel shall be borne by the Indemnitor. The Indemnitee may compromise or settle any such claim, action or suit; provided, that, any compromise or settlement with respect to a claim for money Damages effected after the Indemnitor, by notice to the Indemnitee, shall have reasonably disapproved in its reasonable judgment such compromise or settlement shall discharge the Indemnitor from liability with respect to the subject matter thereof, and no amount in respect thereof shall be claimed as Damages.



                            ARTICLE 10. TERMINATION

         SECTION 10.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing:

         (a) by mutual agreement of Progressive and Netrex;

         (b) by either Progressive or Netrex, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to January 15, 2000; provided that the terminating party is not in material breach of its obligations under this Agreement; or

         (c) by either Progressive or Netrex if there shall be in effect any Law that prohibits the Closing or if the Closing would violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

         SECTION 10.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement in accordance with Section 10.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to any other party hereto or their respective Affiliates, directors, officers or employees, except that nothing in this Section 10.2 shall relieve any party from liability for any breach of this Agreement that arose prior to such termination, for which liability the provisions of Article 9 shall remain in effect in accordance with the provisions and limitations of such Article.


                           ARTICLE 11. MISCELLANEOUS

         SECTION 11.1 NOTICES. All notices or other communications under this Agreement shall be in writing and shall be deemed duly given, effective (i) three Business Days later, if sent by registered or certified mail, return receipt requested, postage prepaid, (ii) when sent if sent by telecopier or fax, provided that the telecopy or fax is promptly confirmed by telephone, (iii) when served, if delivered personally to the intended recipient, and (iv) one Business Day later, if sent by overnight delivery via a national courier service, and, in each case, addressed to the intended recipient at the address set forth below. Any party may change the address to which notices or other communications hereunder are to be delivered by giving each other party notice in the manner herein set forth.

If to Netrex:              NETREX LLC
                           c/o Duck Pond Corp.
                           270 South Service Road
                           Melville, NY 11747
                           Telephone:  (516) 622-9435
                           Telecopy:  (516) 777-8440
                           Attn:  John Davies

With a copy to:            Rosenman & Colin LLP
                           575 Madison Avenue
                           New York, NY  10022-2585
                           Attn:    Joseph Getraer, Esq.
                           Telephone:  (212) 940-8800
                           Telecopy:  (212) 894-5820

If to Progressive:         THE PROGRESSIVE CORPORATION
                           6300 Wilson Mills Road
                           Mayfield Village, OH  44143
                           Telephone:       (440) 446-7260
                           Telecopy:        (440) 446-7481
                           Attn:            Charles B. Chokel

With a copy to:            The Progressive Corporation
                           6300 Wilson Mills Road
                           Mayfield Village, OH  44143
                           Telephone:       (440) 446-7870
                           Telecopy:        (440) 446-7858
                           Attn:            General Counsel

         SECTION 11.2 AMENDMENT; WAIVER. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Progressive and Netrex, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law or at equity.

         SECTION 11.3 NO ASSIGNMENT OR BENEFIT TO THIRD PARTIES. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective successors or permitted assigns and the Indemnified Parties, any rights or remedies under or by reason of this Agreement. Any attempted assignment in violation of this Section 11.3 shall be null and void.

         SECTION 11.4 ENTIRE AGREEMENT. This Agreement (including all Schedules and Exhibits), the LLC Certificate, the LLC Agreement and the Ancillary Agreements contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters.

         SECTION 11.5 CONFIDENTIALITY. Neither Progressive nor Netrex nor any of their respective Affiliates shall issue a press release or make any public announcement relating to this Agreement or any matters referred to or contemplated herein or in the Ancillary Agreements, in each case without the express written consent of the other party, except as may be required to comply with the requirements of any applicable Law or rules and regulations of any stock exchange upon which the securities of such party are listed or quoted, or of any regulatory authority with jurisdiction over either of the parties hereto, or any of their respective Affiliates, in which case such disclosing party shall consult with and provide an opportunity to comment to the other party. It is understood that this Section 11.5 shall not prevent compliance by Progressive or any Subsidiary of UFAC with the rules and regulations of any stock exchange upon which the securities of such party are listed or quoted.

         SECTION 11.6 EXPENSES. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

         SECTION 11.7 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware without regard to principles of conflicts of law.

         SECTION 11.8 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

         SECTION 11.9 HEADINGS. The heading references herein are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to alter or affect the meaning or interpretation of any of the provisions hereof.

         SECTION 11.10 SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. To the extent permitted by Law, if any provision of this Agreement, or the application thereof to any Person or any circumstances is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

         SECTION 11.11 CONFLICT. To the extent that any provision of the LLC Certificate, the LLC Agreement, any of the Ancillary Agreements, or any other document or other agreement executed in connection with this Agreement is in direct conflict with any term or provision of this Agreement or any Exhibit or Schedule, such other provision shall take precedence.

         SECTION 11.12 INFERENCES. Inasmuch as this Agreement is the result of negotiations between sophisticated parties of equal bargaining power represented by counsel, no inference in favor of or against either party will be drawn from the fact that any portion of this Agreement has been drafted by or on behalf of such party.





                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

                                       THE PROGRESSIVE CORPORATION




                                       By: /s/ Charles B. Chokel
                                          --------------------------------------
                                             Name: Charles B. Chokel
                                             Title: CEO-Investments and Capital
                                             Management


                                       NETREX LLC




                                       By: /s/ John M. Davies
                                          --------------------------------------
                                             Name: John M. Davies
                                             Title: President

                                                                       EXHIBIT B










                               OPERATING AGREEMENT

                                       OF

                             NETREX HOLDINGS L.L.C.

                               OPERATING AGREEMENT

                                       OF

                             NETREX HOLDINGS L.L.C.




                  OPERATING AGREEMENT (the "Agreement") of NETREX HOLDINGS L.L.C. (the "Company"), dated as of November 5, 1999, by and between THE PROGRESSIVE CORPORATION, an Ohio corporation ("Progressive"), and NETREX LLC, a New York limited liability company ("Netrex"), and each other Person who may become a party to this Agreement as provided for herein (each, a "Member" and collectively, the "Members").

                  WHEREAS, the parties to this Agreement desire to form a limited liability company for the purposes and on the terms and conditions set forth in this Agreement; and

                  WHEREAS, Progressive and Netrex have entered into a Contribution Agreement, dated as of October 1, 1999 (the "Contribution Agreement"), pursuant to the terms of which each of Progressive and Netrex has agreed to contribute certain assets to the Company.

                  NOW, THEREFORE, each Member hereby agrees as follows:

                                   ARTICLE I.

                                   DEFINITIONS

         The defined terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified in this Article I.

         "ACQUISITION" shall mean any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or any business or division of a Person, (b) the acquisition of in excess of 50% of the capital stock, partnership interests, membership interests or equity of any Person, or otherwise causing any Person to become a Subsidiary, (c) the acquisition of any additional capital stock, partnership interests, membership interests or equity of any Person which, directly or indirectly, is already a Subsidiary of the Company, (d) a merger or consolidation or any other combination with another Person (other than a Person that is a Subsidiary), provided that the Company or a Subsidiary of the Company is the surviving entity or the surviving entity is owned or controlled by the Company immediately after such merger or consolidation (e) the acquisition of minority interests in the Company's present and future Subsidiaries that are not wholly-owned.

         "ACQUISITION CONTRIBUTIONS" shall have the meaning set forth in Section 4.1.

         "ACQUISITION NOTICE" shall have the meaning set forth in Section 4.1.

         "ACT" shall mean the Delaware Limited Liability Company Act, as in effect on the date of the Agreement and as it may be amended from time to time.

         "ADJUSTED CAPITAL ACCOUNT DEFICIT" shall have the meaning as set forth in Section 7.2(a).

         "AFFILIATE" shall mean with respect to any Member (a) a Person that, directly or indirectly, through one or more intermediaries, has control of, is controlled by, or is under common control with, such Member at the time or during the period for which such determination of affiliation is being made, and
(b) in the case of Netrex, such Member's shareholders or the spouse, child, parent or grandchild of any such shareholder or any trust for the benefit of any such Person or Persons. For these purposes, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of any Person whether through the ownership of voting securities, by contract, as an officer or director of such Person, or otherwise.

         "AGREEMENT" shall have the meaning set forth in the Preamble.

         "BRING-ALONG NOTICE" shall have the meaning set forth in Section
8.3(c).

         "BUSINESS DAY" shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

         "BRING-ALONG RIGHTS" shall have the meaning set forth in Section
8.3(c).

         "CAPITAL ACCOUNT" shall have the meaning set forth in Section 4.2.

         "CAPITAL CONTRIBUTION" shall mean the amount of cash and the fair market value of any property (other than cash) that a Member contributes to the Company pursuant to Sections 4.1(a), 4.1(b) and 4.1(e).

         "CAPITAL PROCEEDS" shall mean the net cash proceeds, if any, and other property, if any, received by the Company from a Capital Transaction.

         "CAPITAL TRANSACTION" shall mean (a) a merger or consolidation in which the Company is not the surviving entity, (b) a sale, transfer or other disposition (whether or not taxable) of either (i) all or substantially all of the Company's assets or (ii) a Subsidiary, (c) a reverse merger in which the Company is the surviving entity but in which the Company's voting securities are transferred in whole or in part to a Person or Persons other than those who held such securities immediately prior to the merger or (d) a transaction that has the effect of changing the structure of the Company to a corporation from a limited liability company.

         "CASH FLOW" shall mean with respect to any period, the excess of gross receipts of the Company with respect to such period over cash expenditures paid by the Company with respect to such period, including, but not limited to (a) operating expenses of the Company during such period, including debt service, management and professional fees, compensation and bonuses, and taxes and (b) provisions for a working capital or other reserves in accordance with Section

6.1(b). Cash Flow shall neither include any Capital Proceeds nor Capital Contributions (and shall not be reduced by expenditures funded by Capital Contributions).

         "CERTIFICATE OF FORMATION" shall mean the Company's Certificate of Formation, as filed with the Secretary of State of Delaware, as the same may be amended, supplemented or restated from time to time.

         "CODE" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of any succeeding law).

         "COMPANY" shall have the meaning set forth in the Preamble.

         "COMPANY RESTRICTED ACTIVITIES" shall mean the underwriting of lines of insurance for private passenger automobile, motorcycle, recreational vehicle, personal water craft under 35 feet, collateral protection, and D&O insurance for state or nationally chartered commercial banks and credit unions; PROVIDED, HOWEVER, that if any of the above individual lines of insurance are no longer provided by Progressive, such individual line of insurance will no longer be a Company Restricted Activity.

         "CONFIDENTIAL INFORMATION" shall have the meaning set forth in Section 13.11.

         "CONSENT" shall mean the affirmative written vote of the Members holding a majority of the Membership Interests in the Company.

         "CONTRIBUTION AGREEMENT" shall have the meaning set forth in the Recitals.

         "COSTS" shall have the meaning set forth in Section 2.10(b).

         "DEPRECIATION" shall mean, with respect to each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to a Company asset for such year or other period, except that, if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis of such asset; PROVIDED, HOWEVER, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such asset for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

         "GROSS ASSET VALUE" shall mean the fair market value of each item of Company property on the date of its contribution to the capital of the Company and the adjusted basis for federal income tax purposes of each other item of Company property acquired by the Company, in each case thereafter reduced by any Depreciation taken with respect thereto, except that the Gross Asset Value of each item referred to in this definition shall be adjusted to equal its fair market value at the time of any of the events described in Section 4.2(c) (as thereafter reduced by Depreciation).

         "MANAGER" shall have the meaning set forth in Section 2.8(a).

         "MEMBER" shall have the meaning set forth in the Preamble.

         "MEMBERSHIP INTEREST" or "MEMBERSHIP INTERESTS" shall have the meaning set forth in Section 2.7(a).

         "NET INCOME" or "NET LOSS" shall mean with respect to each taxable year or other period, an amount equal to the Company's Taxable Income or Tax Loss, as the case may be, for such year or period, together with the following adjustments:

                           (a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be added to such Taxable Income or Tax Loss;

                           (b) any expenditures of the Company described in Code
         Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations sec. 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be subtracted from such Taxable Income or Tax Loss in the fiscal year or other period paid, and shall not be taken into account in any other taxable year or other period;

                           (c) in the event the Gross Asset Value of any Company property differs from its adjusted basis for federal income tax purposes, then, and in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing Taxable Income or Tax Loss, there shall be taken into account Depreciation for such taxable year or other period, computed in accordance with the definition of Depreciation herein;

                           (d) upon an adjustment to the Gross Asset Value of any Company property pursuant to Section 4.2(c), the amount of such adjustment shall be taken into account as a gain or loss on the disposition of such property for purposes of computing Net Income and Net Loss;

                           (e) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property may differ from its Gross Asset Value; and

                           (f) notwithstanding any other provision of this definition of Net Income and Net Loss, any items comprising the Company's Net Income or Net Loss that are allocated pursuant to Section
         7.2 shall not be taken into account in computing Net Income or Net
         Loss.

         "NETREX" shall have the meaning set forth in the Preamble.

         "NETREX EVENT" shall have the meaning set forth in Section 8.3(e).

         "NETREX NOTICE" shall have the meaning set forth in Section 8.3(e).

         "NETREX RESTRICTED ACTIVITY" shall mean any and all aspects of the property and casualty insurance business and automobile-related businesses, including, but not limited to, automobile lending, leasing and related services, and dealer services.

         "NON-COMPETITION PERIOD" shall mean the period commencing on the date hereof and ending on December 31, 2009.

         "OFFERED MEMBERSHIP INTEREST" shall have the meaning set forth in
Section 8.3.

         "OFFEREE" shall have the meaning set forth in Section 8.3.

         "OFFER NOTICE" shall have the meaning set forth in Section 8.3.

         "OWNERSHIP CHANGE" shall have the meaning set forth in Section 7.3(b).

         "PERCENTAGE INTEREST" shall have the meaning set forth in Section
2.7(b).

         "PERSON" shall mean any individual, partnership, corporation, limited liability company, unincorporated organization or association, trust or other entity.

         "PROGRESSIVE" shall have the meaning set forth in the Preamble.

         "PROPOSED PURCHASER" shall have the meaning set forth in Section 8.3.

         "PUBLIC OFFERING" shall have the meaning set forth in Section 8.3.

         "PUT AGREEMENT" shall mean the agreement, dated the date hereof, by and between Progressive and Netrex, pursuant to the terms of which Progressive may compel Netrex to purchase its Membership Interest.

         "REGULATIONS" shall mean the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including the corresponding provisions of any succeeding regulations).

         "REGULATORY ALLOCATIONS" shall have the meaning set forth in Section 7.2(e).

         "SUBSIDIARY" shall mean any partnership, corporation, limited liability company, branch or similar entity in which the Company owns or has ever owned, directly or indirectly, an equity interest which represents (or represented) 50% or more of either the voting power or value of the outstanding interests in such entity, or any other entity that is required by GAAP to be consolidated by the Company.

         "TAXABLE INCOME" or "TAX LOSS" shall mean with respect to each taxable year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in such taxable income or loss).

         "TAX MATTERS MEMBER" shall have the meaning set forth in Section 10.6.

         "TAG-ALONG NOTICE" shall have the meaning set forth in Section 8.3.

         "THIRD PARTY TERMS" shall have the meaning set forth in Section 8.3.

         "TRANSFER" shall mean any sale, transfer, gift, assignment, pledge, grant of a security interest, or, other disposition, outright, in trust or as collateral, by operation of law or otherwise, in or of an interest in the Company or of rights under this Agreement, excluding, however, any grant of such a security interest in favor of the Company.

         "UCC" shall mean the Uniform Commercial Code as in effect from time to time in the State of New York.

         "UNANIMOUS CONSENT" shall mean the affirmative written consent of all of the Members of the Company.

         "UNITS" shall have the meaning set forth in Section 2.7(a).


                                  ARTICLE II.

                                  ORGANIZATION

         2.1 FORMATION. The initial Members hereby form a limited liability company pursuant to the provisions of the Act and this Agreement. The Manager has caused to be filed the Certificate of Formation with the Secretary of State of Delaware. The Manager shall also cause to be executed and filed such further certificates, notices, statements or other instruments required by law for the operation of a limited liability company in all jurisdictions where the Company is required to qualify or be authorized to do business as a foreign limited liability company, or as otherwise necessary to carry out the purpose of this Agreement and the business of the Company.

         2.2 NAME. The name of the limited liability company formed hereby is "NETREX HOLDINGS L.L.C." The business of the Company may be conducted, upon compliance with all applicable laws, under any other name deemed necessary or desirable by the Manager.

         2.3 PURPOSES. The purpose of the Company is to carry on any lawful business, purpose or activity, except for any purposes prohibited under the Act. The Company shall possess and may exercise all powers and privileges granted by the Act, any other law, or by the Agreement, including incidental powers thereto, to the extent that such powers and privileges are necessary, customary, convenient or incidental to the attainment of the Company's purposes.

         2.4 PRINCIPAL OFFICE AND REGISTERED AGENT. The location of the principal office of the Company shall be 747 Alpha Park Drive, Highland Heights, Ohio, or such other location as the Manager may from time to time designate. The location of the office of the registered agent is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19805.

         2.5 DURATION. The term of the Company shall commence on the date that the Certificate of Formation is filed with the Secretary of State of Delaware and shall continue in full force and effect until terminated in accordance with the provisions of this Agreement.

         2.6 RECAPITALIZATIONS, ACQUISITIONS, RESTRUCTURING AND MERGER. Subject to the provisions of this Agreement, the Company may participate in or be a party to any recapitalization, acquisition, restructuring or merger in accordance with and as allowed by the Act.

         2.7 MEMBERS AND MEMBERSHIP INTERESTS.

                  (a) A Member's membership interest ("Membership Interest") in the Company, as represented by Units in the Company held by such Member as set forth in SCHEDULE 1 ("Units") attached hereto (as the same may be amended from time to time in accordance with this Agreement), is its interest in the Company's assets, liabilities and capital, Net Income or Net Loss and Cash Flow, in each case subject to the provisions of this Agreement and the Act. Each Membership Interest shall be personal property for all purposes and shall be governed by Articles 8 and 9 of the UCC for all purposes. Unless named in this Agreement, or unless admitted to the Company as a substituted or new Member as provided herein, no Person shall be considered a Member, and the Company need deal only with the Members so named and so admitted. The Company shall not be required to deal with any other Person by reason of an assignment by a Member or by reason of the dissolution, death or bankruptcy of a Member, except as otherwise provided in this Agreement.

                  (b) The percentage interest ("Percentage Interest") of each Member shall be the result (stated as a percentage) of dividing the Units held by such Member over the total number of Units of the Company outstanding, as set forth on SCHEDULE 1 attached hereto, as the same may be amended from time to time in accordance with this Agreement.

                  (c) A Member may not withdraw from the Company prior to the dissolution and winding up of the Company in accordance with Article IX, except as may be otherwise provided in Article VIII hereof.

                  (d) Except as provided in Section 2.7 (e), no additional Members may be admitted into the Company without the Unanimous Consent of the Members. Subject to such Unanimous Consent, additional Members may be admitted into the Company on such terms and conditions, and possessing such Membership Interests, as shall be determined by the Manager. If an additional Member shall be admitted into the Company, the Membership Interests of all other Members shall be reduced on a proportionate basis in an aggregate amount equal to the Membership Interest of such additional Member.

                  (e) If the Manager determines to raise additional capital for the Company by offering to sell additional Membership Interests, the Manager shall, prior to the offer or sale of such Membership Interests on such terms and conditions as shall be determined by the Manager, offer such Membership Interests to the Members pro rata in accordance with their Percentage Interests. For a thirty (30) day period after notice to all Members of the terms and conditions of any such offering, any Member shall be entitled to subscribe for its pro rata share of such offering. If not all Members shall so have subscribed, any Member may subscribe for any or all unsubscribed Membership Interests based on such Member's pro rata share of the Company as compared to the pro rata share of the Company owned by all other subscribing Members. Following such offering, and subject to the Consent of the Members, additional members may be admitted into the Company owning, on the same terms and conditions as offered to the Members, up to all such Membership Interests as shall not have been accepted by the Members.

         2.8 MANAGEMENT.

                  (a) The business operations and affairs of the Company shall be managed by one Manager (the "Manager") who, if a natural person, shall be at least 18 years of age. A Manager may be removed only by Unanimous Consent of the Members. The initial Members hereby appoint Netrex Corp. to be the Manager. If any Person ceases to be a Manager, a new Manager shall be appointed by Consent of the Members.

                  (b) Except as limited by this Agreement or otherwise provided in the Act or under any other applicable laws, the Manager shall have the exclusive right and power to manage the business of the Company and is authorized to do, on behalf of the Company, all things which are necessary or appropriate to carry out the Company's purposes. Without limiting the foregoing, the Manager has the power and authority to do the following:

                           (i) to authorize the expenditure of Company funds;

                           (ii) to approve the incurrence of indebtedness by the
                  Company;

                           (iii) to execute any and all agreements, contracts,
                  documents, certifications and instruments necessary or appropriate in connection with the management, maintenance and operation of the Company;

                           (iv) subject to the provisions of Section 2.8(c), to
                  execute any and all agreements, contracts, documents, certifications and instruments necessary or appropriate in connection with the recapitalization, acquisition, restructuring or merger of the Company;

                           (v) to appoint persons with various titles and
                  offices of the Company as it may select and to employ agents and employees of the Company in connection with the business and purposes of the Company, and to pay to such agents and employees reasonable compensation for services rendered to the Company;

                           (vi) to select depreciation and accounting methods
                  and make other decisions with respect to the treatment of various transactions for federal income tax purposes;

                           (vii) to deposit and maintain, or delegate the
                  deposit and maintenance of, all funds of the Company;

                           (viii) to make distributions to the Members in
                  accordance with this Agreement;

                           (ix) to protect and preserve the Company's title to
                  and interest in any assets; and

                           (x) to delegate its authority to qualified Persons.
                  Any such delegation may be rescinded at any time by the Manager.

                  (c) Subject to Section 2.8(d), the following actions may not be taken by or on behalf of the Company without the Consent of the
         Members:

                           (i) except as provided in Section 2.8(d), to amend or
                  restate this Agreement or the Certificate of Formation;

                           (ii) to dissolve or wind up the Company in accordance
                  with the Act as provided in Section 9.1;

                           (iii) to sell, exchange, lease, mortgage, pledge or
                  otherwise transfer of all or substantially all of the assets of the Company; and

                           (iv) to merge or consolidate the Company with or into
                  any other Person.

                   (d) Notwithstanding anything to the contrary contained in this Agreement, none of the following actions may be taken by or on behalf of the Company without the Unanimous Consent of the Members:

                           (i) to increase the obligation of any Member to make
                  a Capital Contribution;

                           (ii) except as provided in Section 2.7, to admit a
                  Person as a new Member and the issuance to such Person of a Membership Interest in the Company;

                           (iii) except in connection with and only to the
                  extent necessary to reflect the admission of an additional Member, to alter the allocation for tax purposes of any items of income, gain, loss, deduction or credit;

                           (iv) to alter the manner of computing distributions
                  of any Member;

                           (v) to alter the voting or consent rights of any
                  Member;

                           (vi) to permit the withdrawal by, or return to, any
                  Member of any part or all of its Capital Contribution;

                           (vii) to alter or amend any provision of this
                  Agreement or the Certificate of Formation in a manner which would materially adversely affect any of the rights, powers or privileges of Progressive.

         2.9 DUTIES AND OBLIGATIONS OF THE MANAGER.

                  (a) The Manager shall take all actions which may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Delaware (and of each other jurisdiction in which the existence of the Company or qualification to do business is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged), and (ii) subject to the provisions of Section 2.3, for the accomplishment of the Company purposes, including the acquisition, maintenance, preservation and operation of the Company's property in accordance with the provisions of this Agreement and applicable law.

                  (b) The Manager shall conduct the affairs of the Company in accordance with applicable law and the terms hereof, including the safekeeping and use of all Company property, whether or not in the immediate possession or control of the Manager.

                  (c) The Manager shall devote to the Company such time as may be necessary for the proper performance of all duties under this Agreement and applicable law.

         2.10 LIABILITY OF THE MANAGER FOR ACTS AND OMISSIONS; INDEMNIFICATION.

                  (a) ABSENCE OF LIABILITY. No Manager, nor any officer appointed by the Manager, shall be liable to the Company or to any other Members for damages attributable to any breach of duty owed by such Manager or officer (by virtue of being a Manager or officer) to the Company or the other Members except (i) to the extent provided under the Act or (ii) where the acts or omissions of the Manager or such officer were committed in bad faith or were the result of intentional misconduct or a knowing violation of applicable law or this Agreement. No Manager, nor any officer appointed by the Manager, shall be liable to the Company or any other Member for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Manager or officer in good faith, on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Manager or officer by or pursuant to this Agreement, unless such act or omission constitutes intentional misconduct or a knowing violation of applicable law or of this Agreement. A Manager, and each officer appointed by the Manager, shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Manager or officer reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid.

                  (b) INDEMNIFICATION. The Company shall indemnify and defend the Manager, and any officer appointed by the Manager against, and hold the Manager and any such officer harmless from, any liens, damages, (including, without limitation, punitive or exemplary damages) losses, liabilities (including, without limitation, strict liability), obligations, settlement payments, penalties, fines, assessments, citations, directives, claims, litigation, demands, defenses, judgments, suits, proceedings, costs, disbursements and expenses of any kind or of any nature whatsoever (including, without limitation, reasonable attorneys', consultants' and experts' fees and disbursements actually incurred in investigating, defending, settling or prosecuting any claim, litigation or proceeding) (collectively "Costs") incurred by the Manager or such officer by reason of any act or omission performed or omitted in good faith on behalf of the Company and in a manner reasonably believed by the Manager or such officer to be within the scope of the authority of the Manager or such officer. The foregoing indemnities shall not be made if the acts or omissions of the Manager or such officer were (i) performed or omitted in bad faith or (ii) the result of intentional misconduct or a knowing violation of applicable law or this Agreement or that they personally gained in fact a financial profit or other advantage to which it or they were not legally entitled. The Company may also indemnify its employees and other agents who are not the Manager or an officer appointed by the Manager to the fullest extent permitted by law. The Company may pay in advance any legal or other expenses reasonably incurred in connection with the defense of any such claim, litigation or proceeding upon receipt of an undertaking to repay such amount if it is ultimately determined that such Manager or officer is not entitled to be indemnified by the Company. Any indemnity under this paragraph or otherwise shall be paid out of and to the extent of the Company assets only.

                  (c) SURVIVAL. Indemnification under this Article shall continue as to a Manager, and any officer appointed by the Manager, who has ceased to serve in the capacity which initially entitled such Manager or officer to indemnity for the actions taken by such Manager or officer while serving in such capacity. The rights granted pursuant to this Section 2.10 shall be deemed contract rights, and no amendment, modification or repeal of this Section 2.10 shall have the effect of limiting or denying any such rights with respect to actions taken or arising prior to any such amendment, modification or repeal.

                  (d) NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the advancement and payment of expenses conferred by this Section 2.10 shall not be exclusive of any other right which the Manager or any officer appointed by the Manager may have or hereafter acquire under any law (common or statutory), any provision of the Certificate of Formation or this Agreement, any vote of the Members or otherwise.

                  (e) INSURANCE. The Company may purchase and maintain insurance, at its expense, to protect itself, the Manager or any officer appointed by the Manager or any of the employees or agents of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify against such expense, liability or loss under this Section 2.10.

                  (f) SAVINGS CLAUSE. If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless the Manager or any officer appointed by the Manager as to the Costs to the full extent permitted by any applicable portion of this
         Section 2.10 that shall not have been invalidated and to the fullest extent permitted by applicable law.

                  (g) COMPENSATION OF THE MANAGER OR MEMBERS. For all services provided to the Company, the Manager or a Member shall be entitled to such amount as may be determined by the Unanimous Consent of Members as a management fee for actively managing the Company or for providing other services to the Company, as the case may be. The Company shall reimburse the Manager for all reasonable out-of-pocket expenses incurred on behalf of the Company.

         2.11 AUTHORITY OF MEMBERS. Except as otherwise stated in this Agreement or required under the Act, Members other than the Manager shall not take any part in the day-to-day management or conduct of the business of the Company, nor shall such Members have any right or authority to act for or bind the Company.

         2.12 MEETINGS OF THE MEMBERS. Except as otherwise stated in this Agreement or required under the Act, the following provisions shall apply to all meetings of Members:

                  (a) Meetings of Members may be called at any time, and for any purpose, by the Manager, Progressive or with the Consent of the Members and shall be conducted during regular business hours at the principal executive office of the Company or at any other time and place agreed by the Unanimous Consent of the Members.

                  (b) Members entitled to vote at any meeting may vote in person or by proxy at such meeting.

                  (c) Each Member may authorize any Person to act for such Member by proxy on all matters on which such Member is entitled to vote, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Member or its attorney-in-fact and shall be revocable at the pleasure of the Member executing it at any time before it is voted.

                  (d) Each meeting of Members shall be conducted by the Manager or by such Person that the Manager may designate.

                  (e) With respect to every meeting of Members, the Manager shall mail to each Member entitled to vote at such meeting, at least thirty (30) calendar days before such meeting, written notice plainly identifying the place, date, time and purposes of such meeting.

                  (f) For the purpose of determining which Members are entitled to receive any distribution or notice, or to vote at any meeting of Members or any adjournment thereof, the date on which the resolution declaring such distribution is adopted, or the date on which such notice of meeting or other notice is mailed, as the case may be, shall be the record date for making such determination.

                  (g) Whenever any notice is required to be given to any Member, a waiver thereof signed by such Member shall have the same effect as the giving of timely and proper notice (regardless of whether such Member signs such waiver before, at, or after the time such notice is required to be given).

                  (h) With respect to every meeting of Members called, the Manager shall maintain a record of all actions taken by the Members pursuant to any provision of this Agreement at such meeting, including minutes of such meeting and copies of all proxies pursuant to which any vote is executed. The Manager shall also maintain copies of all actions taken by consent of Members and copies of all proxies pursuant to which any consent is executed.

                  (i) Any action or approval by Members may be made by written consent in lieu of a meeting. In the event that such action or approval is effected with less than the Unanimous Consent of the Members, notice shall be given by the Manager within five (5) Business Days of such consent to such action or approval to any Member whose consent was not obtained.

                  (j) Members may participate in any meeting of Members by means of conference telephone or similar communication equipment by means of which all Members participating in such meeting can hear each other, and such participation shall constitute presence in person at such meeting.

                                  ARTICLE III.

                    REPRESENTATIONS AND WARRANTIES OF MEMBERS

         3.1 REPRESENTATIONS AND WARRANTIES. Each Member represents and warrants to each other Member and the Company as follows:

                  (a) Such Member has all requisite power and authority and full legal capacity to enter into and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Member and constitutes the legal, valid and binding obligation of such Member, enforceable against such Member in accordance with its terms.

                  (b) The execution and delivery by each Member of this Agreement, the consummation of the transactions contemplated hereby and the performance by such Member of its obligations under this Agreement, will not violate, conflict with, or result in the breach of commitment of, or constitute a default under, any agreement, instrument or commitment to which such Member is a party or by which such Member (or its assets) is bound or any law, rule, regulation, order, judgment or decree of any court or governmental authority having jurisdiction.

                                  ARTICLE IV.

                            CAPITAL; CAPITAL ACCOUNTS

         4.1 CAPITAL CONTRIBUTIONS.

                  (a) Contemporaneously with the execution of this Agreement, the Capital Accounts of each of the Members shall be credited with the amount set forth opposite its name under the heading "Capital Contribution" on SCHEDULE 1 attached hereto, representing the fair market values (net of liabilities considered to be transferred to or assumed by the Company under Code Section 752), as determined and agreed upon by the Members, of the assets contributed by each Member to the Company.

                  (b) Netrex shall make an additional Capital Contribution to the Company as provided in Section 4.1(h); PROVIDED, HOWEVER, that, upon the receipt of such Capital Contribution the services being provided under the Transitional Services Agreement, dated the date hereof, by and among Progressive Casualty Insurance Company, Netrex, United Financial Adjusting Company and Progressive Vehicle Inspection Services, Inc., shall be terminated. Upon the making of such additional Capital Contribution, SCHEDULE 1 attached hereto shall be amended to increase to 81% the Percentage Interest of Netrex, to increase to 81 the number of Units held by Netrex, and to decrease to 19% the Percentage Interest of Progressive.

                  (c) Subject to the last sentence of this paragraph, in the event the Manager determines to pursue an Acquisition for the benefit of the Company, each Member shall make an additional contribution of capital ("Acquisition Contribution") to the Company on a pro rata basis in accordance with their respective Percentage Interests at such times and in such amounts as required by the Manager to fund the Acquisition. An Acquisition Contribution shall be made by each Member upon twenty
         (20) Business Days notice (the "Acquisition Notice") given by the Manager, which notice shall indicate the amount and date for such contributions to be made; PROVIDED, HOWEVER, that Progressive has the option to decline to make any one or more Acquisition Contribution(s) within ten (10) Business Days of the receipt of an Acquisition Notice, in which event, Netrex may either fund the entire Acquisition for the benefit of the Company or, notwithstanding the provisions of Section 11.2(b), pursue the Acquisition for its own account.

                  (d) Notwithstanding the provisions of Section 4.1(c) hereof, until such time as Netrex's Percentage Interest is increased to 81%, neither the Company nor any Subsidiary shall acquire the stock or assets of any other entity or business without the Unanimous Consent of the Members, except that the Company may acquire all of the outstanding shares of Progressive Vehicle Inspection Services, Inc., not owned by the Company so long as the funding for such acquisition is provided solely by the Capital Contribution and loan made by Netrex to the Company on the date hereof.

                  (e) If, prior to such time as Netrex's Percentage Interest is increased to 81%, the Manager proposes to pursue an Acquisition within the parameters of the business plan of the Company, the Manager shall promptly advise Progressive of the proposed

         Acquisition and Progressive shall thereafter inform the Company as to whether or not it desires to contribute to and participate in the Acquisition. If any such Acquisition is consummated prior to such time as Netrex's Percentage Interest is increased to 81%, the Acquisition shall be consummated by a Subsidiary of Netrex (each, an "Acquisition Holding Company") outside of the Company and its Subsidiaries. If Progressive elects to participate in the Acquisition, and the Acquisition is consummated, Netrex shall contribute 81%, and Progressive shall contribute 19%, of the purchase price for which each party shall receive a corresponding equity interest in the Acquisition Holding Company. The acquired business shall continue to be held by the Acquisition Holding Company until the date ("Transfer Date") which is two (2) Business Days after such time as Netrex's Percentage Interest is increased to 81%. On the Transfer Date, each of the acquired business(es), or the Acquisition Holding Company, shall be conveyed to or merged with the Company or one of its Subsidiaries, as determined by mutual agreement of the parties, and the purchase price contributed by each Member shall be deemed an Acquisition Contribution for purposes of
         Section 4.1(c). Acquisition Holding Company shall be formed and operated solely for the purposes of implementing the terms of this
         Section 4.1(e), and it shall not form, acquire or hold any investment or equity interest in any entity or business, other than those acquired pursuant to the terms of this Section 4.1(e), or assume any other liabilities or obligations or engage in any other activity.

                  (f) No Member shall be entitled to withdraw any part of its Capital Contribution or to receive any distribution from the Company, except as expressly provided in this Agreement. No Member shall be entitled to demand any property from the Company other than cash as expressly provided herein.

                  (g) No Member shall be paid interest on any Capital Contribution.

                  (h) No Member shall be required to make additional Capital Contributions to the Company. Notwithstanding the foregoing, on or before October 31, 2000, Netrex shall make an additional Capital Contribution to the Company in an amount equal to the sum of (x) $2,790,000, plus all interest accrued on such amount, by contributing the loan made by Netrex to the Company on the date hereof and (y) $45,000.

         4.2 CAPITAL ACCOUNTS. An individual capital account (the "CAPITAL ACCOUNT") shall be maintained for each Member in accordance with the following provisions. (The maintenance of such accounts, however, shall be for the purposes of information only and shall not prevent or prohibit the intermingling of all the funds of the Company in a common account):

                  (a) Each Member's Capital Account shall be credited with (1) the Capital Contributions made by such Member, and (2) the amount of such Member's allocable share of Net Income pursuant to Section 7.1 and any items of Company gain or income that are specially allocated to such Member pursuant to Section 7.2 hereof.

                  (b) Each Member's Capital Account shall be charged with (1) the amount of cash distributed to such Member by the Company, (2) the amount of such Member's allocable share of Net Loss and any items of Company loss and deduction that are specially allocated to such Member pursuant to Section 7.2 hereof, and (3) the Gross

         Asset Value, of any property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section
         752).

                  (c) In the event of (1) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a DE MINIMIS Capital Contribution, (2) the distribution by the Company to a Member of more than a DE MINIMIS amount of cash or assets of the Company as consideration for an interest in the Company,
         (3) the liquidation of the Company for federal income tax purposes pursuant to Regulation sec. 1.704-1(b)(2)(ii)(g), including upon the occurrence of any Capital Transaction which is followed by such liquidation, or (4) an election under Code Sections 734(b) or 743(b), but only as provided in Regulation sec. 1.704-1(b)(2)(iv)(m), the Gross Asset Values of the Company's properties shall be adjusted (limited, in the case of the events described in clauses (1) and (2), to adjustments which the Members determine are necessary or appropriate to reflect the relative economic interests of the Members, and in the case of an event described in clause (3), to adjustments not in duplication of amounts otherwise included in Net Income or Net Loss for the fiscal period in which such event occurs) to equal their then fair market values (as reasonably determined by the Manager), and the Capital Accounts of each Member shall be credited or charged with such Member's allocable share (as determined under Article VII hereof) of the Net Income or Net Loss resulting from such adjustments.

                  (d) In the event that any Membership Interest in the Company is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest in accordance with Regulation sec. 1.704-1(b)(2)(iv).

         4.3 NO NEGATIVE CAPITAL ACCOUNT RESTORATION. Notwithstanding anything to the contrary contained in this Agreement, no Member shall be obligated to contribute cash or property to restore a negative Capital Account during the existence, or at the dissolution and termination, of the Company.

         4.4 BORROWINGS. Any Member may, but no Member shall be required to, lend funds to the Company in such amount and on such terms and conditions as shall be agreed upon by such Member and the Company; PROVIDED, however, that the rate of interest for any such borrowing by the Company shall not exceed one and one-half percent (1.5%) per annum in excess of the 180-day LIBOR rate of interest.



                                   ARTICLE V.

                      MEMBERS NOT LIABLE FOR COMPANY LOSSES

         5.1 NO LIABILITY. Except as expressly provided under the Act, the Members shall have no personal liability for the losses, debts, claims, expenses, judgments, penalties or encumbrances of or against the Company or its property. The Company shall indemnify and defend each Member, and each Member's officers, directors and employees against, and hold each Member and such officers, directors and employees harmless from, all Costs incurred by each Member or such officers, directors and employees by reason of any act or omission performed or omitted in good faith on behalf of the Company by such Member or officer, director and employee. The foregoing indemnities shall not be made if a judgment or other final adjudication adverse to the Member or such officers, directors and employees establishes that such acts or omissions were (i) performed or omitted in bad faith or (ii) the result of intentional misconduct or a knowing violation of applicable law or this Agreement or that they personally gained in fact a financial profit or other advantage to which they were not legally entitled. Any indemnity under this paragraph or otherwise shall be paid out of and to the extent of Company assets only.

                                  ARTICLE VI.

                                  DISTRIBUTIONS

         6.1 DISTRIBUTIONS.

                  (a) CAPITAL PROCEEDS. Except as otherwise provided in Article IX, the time and amount of any distributions of Capital Proceeds shall be determined by the Manager and shall be made to the Members in accordance with their Percentage Interests.

                  (b) CASH FLOW. Except as otherwise provided in Article IX, the time and amount of any distributions of Cash Flow shall be determined by the Manager and shall be made to the Members in accordance with their Percentage Interests, but not to exceed such Members' positive Capital Account. Any distribution of Cash Flow that is not made to a Member because it does not have a positive Capital Account balance will instead be made to the other Members to the extent of such Members' positive Capital Account balance.

                  (c) RESERVES. The Company shall retain funds necessary to cover its reasonable business needs, which shall include reserves against possible losses and the payment of and making provision for the payment, when due, of obligations of the Company, and may retain funds for any other Company purposes, including any employee bonus and compensation payments and professional and management fees or payments to be made to Members in accordance with Section 2.11. The Manager shall determine amounts of such reserves and the purposes for which such reserves are made.

                                  ARTICLE VII.

                                   ALLOCATIONS

         7.1 ALLOCATIONS OF NET INCOME AND NET LOSSES. After making the allocations (if any) required by Section 7.2 hereof, Net Income and Net Loss for each taxable year of the Company (or such other relevant period as may be determined by the Manager) shall be allocated among the Members as follows:

                  (a) Net Income shall be allocated first to Netrex until Netrex's Capital Account and Progressive's Capital Account are in proportion to their respective Percentage Interests, and then to the Members in proportion with their respective Percentage Interests.

                  (b) Net Loss shall be allocated first to Progressive up to an amount equal to the lesser of (i) Progressive's positive Capital Account, and (ii) the amount necessary such that Netrex's Capital Account and Progressive's Capital Account are in proportion to their respective Percentage Interests, and then to the Members in accordance with their Percentage Interests.

         7.2 REGULATORY ALLOCATIONS.

                  (a) Notwithstanding any other provision of this Agreement, Net Loss (or items of deduction as computed for book purposes) shall not be allocated to a Member to the extent that the Member has or would have, as a result of such allocation, an Adjusted Capital Account Deficit. As used herein, a Member's "Adjusted Capital Account Deficit" shall mean and refer to such Member's Capital Account, increased by any amounts which such Member is obligated to restore pursuant to the terms of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulation sec. 1.704-2(g)(1) and sec. 1.704-2(i)(5), and reduced by any adjustments, allocations or distributions described in Regulation sec. 1.704-1(b)(2)(ii)(d)(4), (5) or (6). Any Net Loss (or items of deduction as computed for book purposes) which otherwise would be allocated to a Member, but which cannot be allocated to such Member because of the application of the immediately preceding sentence, shall instead be allocated to the other Members, in accordance with their respective Membership Interests, subject to the limitation imposed by the immediately preceding sentence.

                  (b) In order to comply with the "qualified income offset" requirement of the Regulations under Code Section 704(b), and notwithstanding any other provision of this Agreement to the contrary, except Section 7.2(c), if a Member for any reason (whether or not expected) has an Adjusted Capital Account Deficit, items of Net Income (consisting of a pro rata portion of the items thereof) shall be allocated to such Member in an amount and manner sufficient to eliminate as quickly as possible the Adjusted Capital Account Deficit.

                  (c) In order to comply with the "minimum gain chargeback" requirements of Regulation sec. 1.704-2(f)(1) and sec. 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in a Member's share of Company minimum gain (as defined in Regulation sec. 1.704-2(d)(1)) and/or Member nonrecourse debt minimum gain (as defined in Regulation sec. 1.704-2(i)(2)) during a Company taxable year, such Member shall be allocated items of income and gain for that year (and if necessary, for other years) as required by and in accordance with Regulation sec. 1.704-2(f)(1) and sec. 1.704-2(i)(4) before any other allocation is made.

                  (d) Notwithstanding any other provision of this Agreement, all items of deduction and loss that, pursuant to Regulation sec. 1.704-2(i), are attributable to a nonrecourse debt for which a Member (or a Person related to such Member under Regulation sec. 1.752-4(b)) bears the economic risk of loss (within the meaning of Regulation sec. 1.752-2), shall be allocated to such Member as required by Regulation sec. 1.704-2(c).

                  (e) The allocations set forth in this Section 7.2 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Taxable Income or Tax Loss. Therefore, notwithstanding any other provision of this Section 7.2 (other than the Regulatory Allocations), offsetting special allocations of Taxable Income or Tax Loss, shall be made in whatever manner is appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement. In making such offsetting allocations, there shall be taken into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

         7.3 OTHER ALLOCATION RULES.

                  (a) Each separate item of income, deduction, gain and loss of the Company shall be allocated among the Members in the same proportion as the portion of the total Net Income or Net Loss for the period which is credited or charged to the Capital Account of each Member bears to the total Net Income or Net Loss for such period.

                  (b) If the Percentage Interests of the Members change during a taxable year (an "Ownership Change"), then, unless otherwise determined by the Manager, Net Income or Net Loss for such year shall be allocated among the Members for the periods before and after the date on which the Ownership Change became effective, based on an interim closing of the books. For purposes of this Section 7.3, an Ownership Change shall be effective (i) on the last day of the calendar month immediately preceding the calendar month in which the Ownership Change occurred, if the Ownership Change occurred on or before the 15th day of such calendar month, or (ii) on the last day of the calendar month in which the Ownership Change occurred, if the Ownership Change occurred after the 15th day of such calendar month. This Section 7.3(b) shall apply both for purposes of computing a Member's Capital Account and for allocation purposes.

                  (c) If the Gross Asset Value of an asset contributed to the Company is greater (or less) than its adjusted tax basis, gain (or loss) from the ultimate disposition of that asset as determined for federal income tax purposes shall be allocated to the contributing Member to the extent necessary to satisfy the requirements of Code
         Section 704(c) using the "traditional method" described in Regulation sec. 1.704-3(b). In addition, during the term of the Company, items of gain, loss, income and deduction as determined for federal income tax purposes shall be allocated between the Members to take into account the variation between the tax basis and the Gross Asset Value of contributed assets as required by Code Section 704(c) and Regulation sec. 1.704-3(b). (For example, if book depreciation on an asset is greater than its tax depreciation, items of loss, deduction or expense shall be allocated to the non-contributing Member in an amount equal to the excess of book over tax depreciation allocated to that Member for that asset.) Except as otherwise required by Section 704(c) and Regulation sec. 1.704-3(b), income, gain, loss and deductions of the Company as determined for federal income tax purposes shall be allocated among the Members in the same manner as the related book items were allocated under Sections 7.1 and 7.2. Allocations pursuant to this Section 7.3(c) are solely for federal income tax purposes, and shall not be taken into account in determining a Member's Capital Account balance hereunder.

                                 ARTICLE VIII.

                             TRANSFERS OF INTERESTS

         8.1 TRANSFERS, GENERALLY. Any Member may transfer, sell, encumber, mortgage, assign or otherwise dispose of any portion of its Membership Interests only if (a) the transferee shall have agreed in writing to assume all of the obligations of the transferor with respect to the Membership Interests (including the obligations imposed hereunder as a condition to any transfer),
(b) the Manager shall have concluded in its reasonable judgment (which conclusion may be based upon the opinion of counsel satisfactory to it) that such disposition would not (i) result in a violation of the Securities Act of 1933, as amended, or any other statute of any jurisdiction; (ii) result in a termination of the Company for Federal income tax purposes or result in the Company being taxed as a corporation for Federal income tax purposes; or (iii) result in a violation of any law, rule or regulation by the Member, the Company or the other Members and (c) such transfer is in compliance with the other provisions of this Agreement, including but not limited to Section 8.2.

         8.2 RESTRICTIONS ON TRANSFER

                  (a) GENERAL RESTRICTIONS. No Member shall, directly or indirectly, Transfer any Membership Interest in the Company now or hereafter owned by such Member except as permitted by this Agreement and in accordance with its terms, unless the Unanimous Consent of all Members to such Transfer shall have previously been obtained.

                  (b) RESTRICTIONS ON TRANSFER BY COMPANY. The Company shall not cause or permit the Transfer of any Membership Interest to be made on its books unless the Transfer is permitted by this Agreement and has been made in accordance with its terms. In the event that persons not now Members shall acquire from the Company or any Member a Membership Interest in the Company, all of the provisions of this Agreement shall become binding upon, and inure to the benefit of, such persons and they shall agree to become parties to this Agreement.

                  (c) ISSUANCE OF MEMBERSHIP INTERESTS BY THE COMPANY. The Company will not issue certificates of Membership Interests unless such issuance is authorized by all of the Members and unless the party to whom such certificates are issued becomes a party to this Agreement, as indicated by such party's express written consent and acknowledgment to the terms of this Agreement.

                  (d) SALE TO THIRD PARTY. Should either Progressive or Netrex receive or seek a bona fide offer from a third party to purchase all, but not less than all, of its Membership Interest, then such one of Progressive or Netrex (the "DISPOSING MEMBER") shall promptly advise the other party, in writing, of the receipt or seeking of such bona fide offer ( an "Offer Advice"). The other party (the "Remaining Member") shall thereafter have the right, but not the obligation, to offer to acquire such Membership Interest on such terms as shall be mutually agreeable to both parties. If the parties are unable to reach an agreement within ten (10) Business Days after receipt of the Offer Advice by the Remaining Member (the "Discussion Period"), for a period of one hundred twenty (120) days thereafter, the Disposing Member shall be free to sell all, but not less than all, of its Membership Interest to a third party in a bona fide transaction on such terms and conditions as it shall determine, provided that the price to be received by the Disposing Member shall not be less than the last offer made in writing by the Remaining Member during the Discussion Period.

                  (e) SALE ASSOCIATED WITH LEGAL PROCEEDING. In the event that
         (i) voluntary proceedings by, or involuntary proceedings against, any Member are commenced under any provisions of any federal or state act related to bankruptcy of insolvency, and such proceedings are not dismissed or stayed within a period of 60 days, or (ii) the Membership Interest of any Member are attached or garnished, or (iii) a judgment is obtained in any action or proceeding against a Member and the sale of such Member's Membership Interest is contemplated under legal process as a result of such judgment, or (iv) any execution or other legal process is issued against any Member's Membership Interest, or
         (v) any other form of legal proceedings or process is commenced which presents a significant threat that the Membership Interest of a Member may be sold or otherwise transferred either voluntarily or involuntarily, then the Company and the remaining Members shall be granted options to purchase such Membership Interest identical to those options described in 8.2(d), except that the purchase price for such Membership Interest shall be determined as set forth in Section 8.2(f). If upon the expiration of the option periods set forth in this Section 8.2(e), the Company and the other Members have not exercised their options so as to purchase in the aggregate all of the Membership Interest of the Member involved in the event contemplated above, then such Member may Transfer such Membership Interests as have not been purchased hereunder as necessary to satisfy its obligations arising out of such event. As a condition to such Transfer, any such transferee shall agree to be bound by all of the terms and provisions of this Agreement as indicated by such transferees' written consent and acknowledgement thereto.

                  (f) PURCHASE PRICE. The purchase price for any Membership Interest purchased pursuant to Section 8.2(e) shall be as determined by an appraisal of such Membership Interest by a nationally recognized accounting firm agreed to by the parties to the transaction.

                  (g) TERMS AND CONDITIONS OF PURCHASE/SALE. The closing with respect to any purchase or sale of a Membership Interest pursuant to this Section 8.2 shall be held at such time and place as may be mutually agreed upon by the parties to the transaction. If the parties are unable to agree, closing shall take place at the office of the Company sixty

         (60) days after the exercise or expiration of all available options, or offers to purchase. At the closing, upon receipt of the consideration therefor, the Selling Member shall deliver to each buyer such documents as shall be reasonably required by such buyer to effectively Transfer all Membership Interests being purchased.

                  (h) PERMITTED TRANSFER. A Member may Transfer all or any portion of its Membership Interest to its parent or an Affiliate that is a natural person or to an Affiliate at least 95% owned, directly or indirectly, by such Member or such Member's parent, which parent or Affiliate shall agree to be bound by this Agreement as far as such Member, it being understood that such Transfer shall not release such Member from its obligations under this Agreement. In the event that such Affiliate in the future ceases to be 95% owned, directly or indirectly, by such Member or such Member's parent, such Membership Interest shall be immediately transferred back to such parent or another Affiliate of such parent that then satisfies the requirements of this Section 8.2(h).

         8.3 TAG-ALONG RIGHTS/BRING-ALONG RIGHTS.

                  (a) If Netrex and its Affiliates shall at any time desire to sell all, but not less than all, of its Membership Interest (the "Offered Membership Interest") to an unrelated third party (the "Proposed Purchaser") pursuant to a bona fide offer from such third party, Netrex shall promptly give written notice (the "Offer Notice") to the other Members (each an "Offeree" and collectively the "Offerees") of its desire to sell all, but not less than all, of its Offered Membership Interest, which notice shall (i) state the name and address of the Proposed Purchaser and (ii) the purchase price and the other terms and conditions on which the Offeror proposes to sell the Offered Membership Interest to the Proposed Purchaser (the "Third Party Terms").

                  (b) Within ten (10) Business Days after the receipt of an Offer Notice, each other Member, by notice given to Netrex (the "Tag-Along Notice"), may require that the Proposed Purchaser also purchase all of the Membership Interests owned by such Member. A Tag-Along Notice shall not be effective unless given on or before the expiration of the ten (10)Business Day period. Each Member giving a Tag-Along Notice shall be irrevocably committed to sell all of its Membership Interest on the Third Party Terms, and the Proposed Purchaser may not purchase, and Netrex may not sell, any Membership Interests unless such Proposed Purchaser also purchases all of the Membership Interests of such other Members giving a Tag-Along Notice on the Third Party Terms.

                  (c) Subject to Section 8.3(d) below, in the event that Netrex receives a bona fide offer to sell all of its Membership Interest to an unrelated third party, and if the other Members shall not have exercised their option rights under Section 8.3(b) or agreed to acquire Netrex's Membership Interest pursuant to Section 8.2(d), , Netrex shall have the right, in its sole discretion, upon notice given to each of the other Members ("Bring-Along Notice") not later than twenty (20) Business Days prior to the anticipated date of closing of the sale of its Membership Interest, to require such other Members to sell all of their Membership Interests to such third party on the Third Party Terms ("Bring-Along Rights"), proportionate to their Membership Interests, along with the Membership

         Interests to be sold by Netrex, and each other Member shall be obligated to so sell their Membership Interests.

                  (d) Within ten (10) Business Days after the receipt of a Bring-Along Notice, Progressive may, upon notice to Netrex, exercise its rights under the Put Agreement (rather than selling its Membership Interest pursuant to Netrex's Bring-Along Rights) in accordance with the terms thereof.

                  (e) In the event that Netrex's shareholders shall offer or agree to sell all, but not less than all, of their interests in Netrex to an unrelated third party or Netrex shall merge or consolidate or agree to merge or consolidate with or into any entity that is not an Affiliate (a "Netrex Event"), Netrex shall provide notice of such Netrex Event to each of the other Members (the "Netrex Notice") not later than twenty (20) Business Days prior to the anticipated date of closing of such sale or merger. Within ten (10) Business Days after the receipt of the Netrex Notice, Progressive may, upon written notice to Netrex, either (i) sell its Membership Interest to Netrex on substantially proportionate terms and conditions as those being received by the Netrex shareholders for their indirect Membership Interests or (ii) exercise its rights under the Put Agreement in accordance with the terms thereof.

         8.4 SUBSTITUTE MEMBERS. The assignee of a Membership Interest shall have the right to become a substituted Member in the Company only if , subject to Section 2.7(e), (a) the transfer is in compliance with the other provisions of this Agreement, including but not limited to Section 8.2, (b) the Consent of the Members has been obtained, (c) the assignor so provides in an instrument of assignment, (d) the assignee agrees in writing to be bound by the terms of this Agreement and the Certificate of Formation in the form of joinder attached hereto as EXHIBIT B, and (e) the assignee pays the reasonable costs incurred by the Company in preparing and recording any necessary amendments to this Agreement and the Certificate of Formation, unless waived by the Manager.

                                  ARTICLE IX.

                           DISSOLUTION AND LIQUIDATION

         9.1 DISSOLUTION.

                  (a) The Company shall dissolve, without further action of the Manager, following the occurrence of a Capital Transaction (other than the sale of one or more, but less than all, of the Subsidiaries) or upon the Unanimous Consent of the Members.

                  (b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Manager shall proceed with reasonable promptness to liquidate the business of the Company.

                  (c) During the period of the winding up of the affairs of the Company, the rights and obligations of the Members shall continue.

         9.2 LIQUIDATION.

                  (a) The Company shall terminate after its affairs have been wound up and its assets fully distributed in liquidation as follows:

                           (i) First, to the payment of the debts and
                  liabilities of the Company and the expenses of liquidation;

                           (ii) Next, to the setting up of any reserves which
                  the Manager may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

                           (iii) Next, to the Members or an Affiliate of a
                  Member, to the extent such Persons have made loans to the Company, an amount equal to any unpaid accrued interest on, and then the principal balance of, such loans; PROVIDED, HOWEVER, that in the event the liquidation proceeds shall be insufficient to pay all such interest and principal, pro rata payment first shall be made of interest on such loans and then repayment of the principal of such loans shall be made on a pro rata basis;

                           (iv) Next, Capital Proceeds and the equity interests
                  held in any Subsidiaries shall be distributed to the Members in proportion to their Percentage Interests; and

                           (v) Thereafter, Cash Flow or any other remaining
                  assets shall be distributed to the Members, in proportion to their positive Capital Account balances (after taking into account all adjustments to Capital Accounts as provided in this Agreement for all prior periods).

         9.3 CERTIFICATE OF CANCELLATION. Upon the completion of the liquidation of the Company's property, the Manager shall cause the Company to file a Certificate of Cancellation with the Secretary of State of Delaware.

                                   ARTICLE X.

                     RECORDS AND ACCOUNTING; FISCAL AFFAIRS

         10.1 TAXABLE YEAR. The Company's taxable year shall be the calendar year.

         10.2 BANK ACCOUNTS. All of the Company's funds shall be deposited in such bank or other accounts as shall be designated by the Manager. Withdrawals from any such bank account shall be made upon the signature of the Manager.

         10.3 BOOKS AND RECORDS. The Manager shall, at the Company's cost and expense, maintain full and accurate books and records, in accordance with generally accepted accounting principles and policies consistently applied, at the principal place of business of the Company or such other place as the Manager so determines, showing all receipts and expenditures, assets and liabilities, Net Income or Net Loss, and all other records necessary for recording the Company's business and affairs, including those sufficient to record the allocations and distributions provided for in this Agreement. The books and records shall, upon reasonable prior notice to the

Company, be open for inspection and copying by any Member or its duly authorized representatives during regular business hours at such principal place of business. Any expense for any inspection or copying shall be borne by the Member causing such inspection or copying to be conducted. Any information obtained by a Member with respect to the affairs of the Company shall, except as may be required by law, be kept strictly confidential, except for such information as shall be in the public domain through no act of any Member in violation of this Agreement or as authorized in writing by the Manager.

         10.4 TAX STATUS. Each Member hereby recognizes that the Company will be treated as a partnership for federal income tax purposes and will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code. Each Member agrees to report, on its own income tax returns for each year, each item of income, gain, loss, deduction and credit as reported by the Company to such Member on Schedule K-1 (or other similar tax report) issued by the Company to such Member for such year. Except as otherwise required by law or as supported by a memorandum from a nationally recognized law firm or public accounting firm, no Member shall take any reporting position that is inconsistent in any respect with any tax reporting position taken by the Company and, in the event of a breach by such Member of the provisions of this Section 10.4, such Member shall be liable to the Company and the Members for any costs, liabilities and damages (including, without limitation, consequential damages) incurred by any of them on account of such breach.

         10.5 TAX RETURNS; ELECTIONS.

                  (a) The Manager shall use all reasonable efforts to cause the Company's accountants to prepare and make timely filings of all tax returns and statements which must be filed on behalf of the Company with any taxing authority. The Manager shall use all commercially reasonable efforts to provide a copy of the federal information tax returns and statements to each Member at least ten (10) days before the due date (computed without regard to any extensions thereof) and actual filing of such return. Copies of Company tax returns shall be kept at the Company's principal place of business or at such other place as the Manager shall determine and shall be available for inspection and copying by the Members or their duly authorized representatives during regular business hours or forwarded to any Member on request.

                  (b) The Company may, but is not required to, make an election for federal income tax purposes to the extent permitted by applicable law and regulations, as follows:

                           (i) In case of a Transfer of any Membership Interest,
                  the Company may elect in a timely manner, pursuant to Code
                  Section 754 and pursuant to the corresponding provisions of applicable state and local tax laws, to adjust the basis of the assets of the Company pursuant to Code Sections 734 and 743.

                           (ii) All other elections required or permitted to be
                  made by the Company shall be made in such a manner as the Manager, in consultation with the Company's attorneys or the Company's accountant, determine to be most favorable to the Members.

                           (iii) No Members shall take any action or refuse to
                  take any action which would cause the Company to forfeit the benefits of any tax election previously made or agreed to be made by the Company.

         10.6 TAX MATTERS MEMBER. Pursuant to Code Section 6231(a)(7)(A), if applicable to the Company, Netrex LLC is hereby designated as the tax matters partner (the "Tax Matters Member" or "TMM") of the Company for all purposes of the Code and for the corresponding provision of any state or local statute. Each of the Members hereby consents to such designation and agrees to take any such further action as may be required by Regulations or otherwise to effectuate such designation. The TMM is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any tax authorities, including resulting judicial and administrative proceedings, and to expend Company funds, if necessary, for professional services and out-of-pocket costs associated therewith. The Company and its Members will not be responsible for any internal costs incurred by the TMM in connection with any such tax matters. The decisions of the TMM shall be final and binding as to all Members except to the extent that any Member files a statement not to be bound by a settlement pursuant to Code Section 6224(c)(3). The TMM shall promptly furnish to the Members a copy of all notices or other written communications received by the TMM from the Internal Revenue Service or any state or local taxing authority (except such notices or communications as are sent directly to the Members).

         10.7 FINANCIAL INFORMATION. (a) Within 90 days of the end of each fiscal quarter of the Company, the Company shall make available to all Members a balance sheet of the Company as of the end of such quarter and a statement of Company profits and losses for such quarter, which financial statements shall be prepared in accordance with generally accepted accounting principles and practices consistently applied, and shall be certified by the Company's chief financial officer but need not be examined and certified to by a nationally prominent independent certified public accounting firm.

         (b) Within 120 days of the end of each taxable year of the Company, the Company shall make available to all Members a balance sheet of the Company as of the end of such taxable year and a statement of Company profits and losses for such taxable year, which financial statements shall be examined and certified to by a nationally prominent independent certified public accounting firm.

         10.8 CERTIFICATES. Each Membership Interest in the Company shall be evidenced by a Certificate issued by the Company in the form attached hereto as Exhibit C. The Company shall maintain books in which the issuance and transfer of its certificates shall be registered.

                                  ARTICLE XI.

               NON-COMPETITION; NON-SOLICITATION; CONFIDENTIALITY

         11.1 NON-COMPETITION.

                           (a) Netrex agrees that, except as otherwise provided herein, without the prior written consent of Progressive, during the Non-Competition Period, neither it nor any of its members or Affiliates shall, directly or indirectly, in any capacity or in association with any other Person, carry on, manage, operate or become engaged in, or otherwise take part in, a Netrex Restricted Activity or (ii) render services to, or own, or control, share in the earnings of, join or invest in the stock, bonds or other securities of, any Person engaged in a Netrex Restricted Activity; PROVIDED, HOWEVER, Netrex and its Affiliates may passively invest in equity securities of a Person engaged in a Netrex Restricted Activity so long as such investment does not cumulatively exceed 35% of the Person's outstanding equity securities or $10 million.

                           (b) The Company agrees that, except as otherwise provided herein, or without the prior written consent of Progressive and Netrex, during the Non-Competition Period, neither it nor any of its Affiliates shall, directly or indirectly, in any capacity or in association with any other Person, carry on, manage, operate or become engaged in, or otherwise take part in, a Company Restricted Activity or
         (ii) render services to, or own, or control, share in the earnings of, join or invest in the stock, bonds or other securities of, any Person engaged in a Company Restricted Activity.

         11.2 AGREEMENT NOT TO SOLICIT.

                           (a) Each of Progressive and its Affiliates agrees that, during the period ending on February 1, 2001, it shall not, directly or indirectly, hire any Person who is employed or was employed by the Company or any of its Subsidiaries or Netrex during the six month period preceding the date of hire, or, solicit or induce, or in any manner attempt to solicit or induce, any Person employed by the Company or Netrex, to terminate his or her employment with the Company or Netrex, or to become employed by Progressive.

                           (b) Each of Netrex and its Affiliates agrees that, during the period ending on February 1, 2001, it shall not, directly or indirectly, hire any Person who is employed or was employed by Progressive or any of its Subsidiaries during the six month period preceding the date of hire, or solicit or induce, or in any manner attempt to solicit or induce, any Person employed by Progressive, to terminate his or her employment or to become employed by Netrex or its Affiliates.

                           (c) After February 1, 2001, for each employee of the Company, a Subsidiary of the Company or Netrex hired by Progressive, the Company, a Subsidiary of the Company or Netrex, as the case may be, shall be entitled, but not obligated, to solicit and hire one Progressive employee; PROVIDED, HOWEVER, that, in any calendar year commencing January 1, 2001 and ending December 31, 2010, Progressive shall not hire more than two employees of any of the Company, a Subsidiary of the Company or Netrex whose salary at the time of solicitation for such hire exceeded $75,000 per year.

         11.3 REFORMATION.

                           (a) The necessity of protection against competition from Netrex or their respective Affiliates and the nature and scope of such protection has been carefully considered by the parties to this Agreement. The parties agree and acknowledge (i) that the duration and scope and geographic areas applicable to the covenants contained in this Agreement are fair, reasonable and necessary, and do not impose a greater restraint than is necessary to protect the goodwill or other business interest of the parties, (ii) that adequate compensation has been received by the parties for such obligations and
         (iii) that these obligations do not prevent the parties from earning a livelihood.

                           (b) If any provision of this Article XI is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

                           (c) If the automatic reformation provision contained in the preceding subsection for any reason fails or is held to be illegal, invalid or unenforceable, the parties request that the governmental authority making such determination interpret, alter, amend and modify the terms of this Article XI to include as much of the scope, time period and geographic area specified in this Agreement as may be possible without rendering any provision of this Article XI illegal, invalid or unenforceable.

                           (d) If any provision of this Article XI is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, the legality, validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired.

         11.4 RELIEF. Each party acknowledges and agrees that damages at law would be insufficient for breach of any of its covenants in this Article XI. Accordingly, each party agrees that in the event of a breach or threatened breach by any of the parties of any provisions of this Article XI, the non-breaching party shall be entitled to equitable relief in the form of an injunction to prevent irreparable injury.

                                  ARTICLE XII.

                               ALPHA PARK FACILITY

         12.1 LEASE AGREEMENT. At the Closing (as defined in the Contribution Agreement), UFAC and the appropriate Progressive subsidiary ("Landlord") will enter into a Lease Agreement pursuant to which UFAC will occupy a portion of the building owned by the Landlord and located at 747 Alpha Park Drive, Highland Heights, Ohio (the "Building"), consisting of such number of square feet of space as shall be agreed upon by Progressive and UFAC. The specific portion of the Building to be occupied by UFAC will be designated by Progressive after consultation with UFAC's senior management. The Lease Agreement will provide that the portion of the Building to be occupied by UFAC (the "Leased Premises") will be consolidated and separated from those portions of the Building to be occupied by Progressive and/or its Subsidiaries. The costs of separating the Leased Premises from the remainder of the Building, constructing the necessary partitions, completing any related structural or other improvements and relocating UFAC and Progressive employees, furniture, equipment, supplies, materials and files within the Building to accomplish such separation, shall be divided equally between Netrex and Progressive. As rent for the use and occupancy of the Leased Premises, UFAC will pay its pro rata share (based on the number of square feet in the Leased Premises divided by the total number of square feet within the Building) of the allocated costs of operating the Building on a fully loaded basis, including (without limitation) rent, maintenance, insurance, taxes and utilities, at the same rate per square foot as such costs are allocated to Progressive's Subsidiaries which occupy portions of the Building. The tenancy of UFAC will begin on the Closing Date (as defined in the Contribution Agreement) and will continue thereafter until terminated by either party as provided in the following sentence. Progressive agrees to give UFAC not less than six (6) months prior written notice of its election to terminate the Lease Agreement and UFAC agrees to give Progressive not less than six (6) months prior written notice of its intention to terminate the Lease Agreement and abandon the Lease Premises. The Lease Agreement shall contain other terms and provisions which are standard for the lease of similar office space in the eastern suburbs of Cuyahoga County, Ohio.

                                 ARTICLE XIII.

                                  MISCELLANEOUS

         13.1 NOTICE. All notices, requests, demands and other communications hereunder shall be made in writing and shall be deemed to have been given if delivered to the Members at the addresses set forth on Schedule 1 by hand or by facsimile with a confirmation copy mailed first class, certified mail, return receipt requested, postage and certification fees prepaid to the Members at the addresses set forth below. Any address may be changed by notice given to the Members, as aforesaid, by the party whose address for notice is to be changed.

         13.2 SEVERABILITY. The invalidity or unenforceability of any provision in this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

         13.3 INTERPRETATION. This Agreement shall be interpreted and construed in accordance with the laws of the State of Delaware, without reference to its principles of conflicts of law. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the Person or Persons referred to may require. The captions of sections of this Agreement have been inserted as a matter of convenience only and shall not control or affect the meaning or construction of any of the terms or provisions hereof. References to "Article" or "Section" as to the respective Articles and Sections of this Agreement, and references to "Schedules" are to the respective schedule attached hereto.

         13.4 ENTIRE AGREEMENT. All understandings and agreements heretofore made among the Members with respect to the subject matter hereof are merged in this Agreement, which alone fully and completely expresses their agreement with respect to the subject matter hereof. There are no promises, agreements, conditions, understandings, warranties, or representations, oral or written, express or implied, among the Members, with respect to the subject matter hereof, other than as set forth in this Agreement, the Certificate of Formation, the Contribution Agreement and the documents to be entered into in connection with the consummation of the transactions therein contemplated. All prior agreements among the Members, with respect to the subject matter hereof, are superseded by this Agreement, which integrate all promises, agreements, conditions, and understandings among the Members with respect to the Company and its property. Notwithstanding the foregoing, in the event of any conflict between the provisions of this Agreement and the Contribution Agreement, the provisions of the Contribution Agreement shall govern.

         13.5 TERMINATION, REVOCATION, WAIVER, MODIFICATION OR AMENDMENT. No termination, revocation or waiver of this Agreement (other than a modification or amendment in accordance with the terms hereof) shall be binding unless the Unanimous Consent of the Members is obtained. Subject to the provisions of
Section 2.8(d), no modification or amendment of this Agreement shall be binding unless the Consent of the Members is obtained.

         13.6 COUNTERPARTS; EFFECTIVE DATE. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement. The signatures of any Member to a counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart. This Agreement is dated and shall be effective among the Members as of the date first above written.

         13.7 BINDING EFFECT. This Agreement shall be binding upon, and shall inure to the benefit of, the Members and their respective successors, heirs, executors, administrators, legal representatives, and permitted assigns.

         13.8 FURTHER ASSURANCES. Each Member shall execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and take all such further action as may be required by law or deemed by the Members to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this Agreement and not inconsistent with the terms hereof.

         13.9 WAIVER. No consent or waiver, express or implied, by any Member to or of any breach or default by any other Member in the performance by such other Member of its obligations hereunder shall be deemed or construed to be a consent to or waiver of any other breach or default in the performance by such other Member of the same or any other obligation of such other Member hereunder. Failure on the part of a Member to complain of any act or failure to act of any other Member or to declare such other Member in default, irrespective of how long such failure or default continues, shall not constitute a waiver by such Member of its rights hereunder.

         13.10 ADDITIONAL REMEDIES. The rights and remedies of the Members shall not be exclusive. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to, nor shall it limit or affect, any other rights in equity or any rights at law or by statute or otherwise of any Member aggrieved as against any other Member, for breach or threatened breach of any provision hereof, it being the intention of this section to make clear the agreement of the Members that their respective rights and obligations hereunder shall be enforceable in equity as well as at law or otherwise.

         13.11 CONFIDENTIALITY.

                  (a) Each of the parties hereto agrees that, except with the prior written permission of all of the other Members and subject to
         Section 13.11(b) below and except as required by law, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the businesses or financial affairs of the Company to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement, the performance of its obligations hereunder or the ownership of Membership Interests ("Confidential Information"). The provisions of this Section 13.11(a) shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto with respect to the Company.

                  (b) If any of the parties hereto and/or their respective Subsidiaries and/or representatives (the "Required Parties") are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, such Required Parties shall, as soon as practicable, notify the other party of such request or requirement so that the other party may seek an appropriate protective order. If, in the absence of a protective order, such Required Parties are, in the opinion of such Required Parties' counsel, compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or penalty, such Required Parties may disclose (which disclosure shall be without liability) such of the Confidential Information to the party compelling disclosure as is required by Law. The Required Parties shall, at the other party's request and expense, cooperate with the other party's reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.

         13.12 NO RELIANCE BY THIRD PARTIES. Nothing contained in this Agreement shall be deemed to confer upon any person other than the parties hereto and their respective successors and assigns (to the extent assignment is permitted under the terms of this Agreement), any right or benefit, including any right to insist upon, or to enforce, the performance of such party's obligations hereunder.



                            [SIGNATURE PAGE FOLLOWS]

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.



                                     THE PROGRESSIVE CORPORATION




                                     By: /s/ Charles B. Chokel
                                        ---------------------------------------
                                           Name: Charles B. Chokel
                                           Title  CEO-Investments and Capital
                                                    Management


                                     NETREX LLC




                                     By: /s/ John M. Davies
                                        ----------------------------------------
                                           Name: John M. Davies
                                           Title  President